

Lakeland Financial Corporation

P.O. Box 1387 • Warsaw, Indiana 46581 • (574) 267-6144

March 5, 2020

Dear Shareholder:

On behalf of the Board of Directors and management of Lakeland Financial Corporation, we cordially invite you to attend the annual meeting of shareholders of Lakeland Financial Corporation to be held at 4:30 p.m. (local time) on April 14, 2020, at the Embassy Theatre, located at 125 West Jefferson Blvd., Fort Wayne, Indiana 46802.

This year we are again using the Securities and Exchange Commission rule that allows us to furnish our proxy statement, our 2019 annual report to shareholders, a copy of our annual report on Form 10-K and voting instructions to shareholders over the Internet. This means that, unless you have previously requested to receive only printed materials, you will receive only a notice containing instructions on how to access the proxy materials over the Internet and vote online. If you receive this notice but would still like to request paper copies of the proxy materials, please follow the instructions on the notice or on the website referred to on the notice. By delivering proxy materials electronically to our shareholders, we can reduce the costs of printing and mailing our proxy materials. Please visit www.proxyvote.com for more information about the electronic delivery of proxy materials.

There are a number of proposals to be considered at the meeting. Our Nominating and Corporate Governance Committee has nominated thirteen persons to serve as directors, each of whom is an incumbent director. If elected, each director would serve a one-year term. Our Board of Directors also voted in favor of an amendment to our Amended and Restated Articles of Incorporation, which, if approved by the shareholders at the meeting, will grant our shareholders the right to amend our Bylaws. Additionally, we have included a non-binding advisory proposal on the compensation of certain executive officers. Finally, our Audit Committee has selected, and shareholders will be asked to ratify the selection of, Crowe LLP to continue as our independent registered public accounting firm for the year ending December 31, 2020.

We recommend you vote your shares "FOR" each of the director nominees, "FOR" the amendment to our Amended and Restated Articles of Incorporation, "FOR" the approval of the compensation of our executive management as described in the proxy statement, and "FOR" the ratification of our accountants.

We will also review our performance in 2019 and update you on our strategic plan as we move forward. You are welcome to attend a reception immediately following the annual meeting.

We encourage you to attend the meeting in person. **However, whether or not you plan to attend the meeting in person, please take the time to vote by following the instructions provided on the notice as soon as possible.** This will ensure that your shares are represented at the meeting.

We look forward with pleasure to seeing and visiting with you at the meeting.

Very truly yours,

David M. Findlay
President and Chief Executive Officer



akeland Financial Corporation

P.O. Box 1387 • **Warsaw, Indiana 46581** • **(574) 267-6144**

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 14, 2020

To the Shareholders:

The annual meeting of the shareholders of Lakeland Financial Corporation will be held on Tuesday, April 14, 2020, at 4:30 p.m. (local time) at the Embassy Theatre, located at 125 West Jefferson Blvd., Fort Wayne, Indiana 46802 for the following purposes:

1. to elect the 13 director nominees named in the accompanying proxy statement;

2. to approve an amendment to our Amended and Restated Articles of Incorporation, which, if approved by shareholders at the meeting, will grant our shareholders the right to amend our Bylaws;

3. to approve a non-binding advisory proposal on the compensation of certain executive officers, otherwise known as a "say-on-pay" proposal;

4. to ratify the appointment of Crowe LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020; and

5. to transact such other business as may properly be brought before the meeting and any adjournments or postponements of the meeting.

Only shareholders of record on our books at the close of business on February 24, 2020, the record date for the annual meeting, will be entitled to vote at the annual meeting. In the event there is an insufficient number of votes for a quorum, the meeting may be adjourned or postponed in order to permit us to further solicit proxies.

By order of the Board of Directors,

J. Rickard Donovan

J. Rickard Donovan
Secretary

Warsaw, Indiana
March 5, 2020

TABLE OF CONTENTS

LAKELAND FINANCIAL CORPORATION

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PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
April 14, 2020

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This proxy statement is being furnished to our shareholders in connection with the solicitation by our Board of Directors (the "Board") of proxies to be used at the annual meeting of shareholders to be held at the Embassy Theatre, located at 125 West Jefferson Blvd., Fort Wayne, Indiana on Tuesday, April 14, 2020 at 4:30 p.m. (local time), or at any adjournments or postponements of the meeting. Our summary annual report to shareholders, including consolidated financial statements for the fiscal year ended December 31, 2019, and a copy of our annual report on Form 10-K, which we have filed with the Securities and Exchange Commission (the "SEC"), are also available. These proxy materials are first being made available or distributed to shareholders on or prior to March 5, 2020.

ABOUT THE MEETING

The following is information regarding the meeting and the voting process, presented in a question and answer format. As used in this proxy statement, unless the context otherwise requires, the terms "Lakeland Financial," "the Company," "we," "our" and "us" all refer to Lakeland Financial Corporation and its direct and indirect subsidiaries.

Why did I receive access to the proxy materials?

We have made the proxy materials available to you over the Internet because on February 24, 2020, the record date for the annual meeting, you owned shares of our common stock. This proxy statement describes the matters that will be presented for consideration by the shareholders at the annual meeting. It also gives you information concerning those matters to assist you in making an informed decision.

When you vote pursuant to one of the methods set forth herein, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you instruct, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, we ask that you instruct the proxies how to vote your shares in advance of the meeting just in case your plans change.

If you appointed the proxies to vote your shares and an issue comes up for a vote at the meeting that is not identified in the proxy materials, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

Why did I receive a notice regarding the Internet availability of proxy materials instead of paper copies of the proxy materials?

We are using the SEC notice and access rule that allows us to furnish our proxy materials over the Internet to our shareholders instead of mailing paper copies of those materials to each shareholder. As a result, beginning on or prior to March 5, 2020, we sent our shareholders (other than those who had previously requested to receive only printed copies of our proxy materials) by mail a notice containing instructions on how to access our proxy materials over the Internet and vote online. This notice is not a proxy card and cannot be used to vote your shares. If you received a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

What matters will be voted on at the meeting?

You are being asked to vote on:

- the election of the 13 director nominees named in this proxy statement for a one-year term expiring at our annual meeting of shareholders in 2021;

- an amendment to our Amended and Restated Articles of Incorporation, which, if approved by our shareholders at the meeting, will grant our shareholders the right to amend our Bylaws, which we refer to as the "charter amendment proposal;"

- a non-binding advisory proposal to approve the compensation of certain executive officers, which we refer to as the "say-on-pay proposal;" and

- the ratification of the appointment of Crowe LLP as our independent registered public accounting firm for the 2020 fiscal year.

These matters are more fully described in this proxy statement.

If I am the record holder of my shares, how do I vote?

You may vote by:

- telephone;

- Internet;

- completing, signing, dating and mailing the proxy card you received in the mail if you received or requested paper copies of the proxy materials; or

- in person at the meeting.

If you vote using one of the methods described above, your shares will be voted as you instruct.

If you sign and return your proxy card or vote over the Internet or by telephone without giving specific voting instructions, the shares represented by your proxy card will be voted:

- "FOR" all nominees named in this proxy statement; and

- "FOR" each of the other proposals described in this proxy statement.

Although you may vote by mail, we ask that you vote instead by Internet or telephone, which saves us postage and processing costs.

You may vote by telephone by calling the toll-free number specified on your notice card or by accessing the Internet website referred to on your notice card, in each case by following the preprinted instructions on the notice card. Votes submitted by telephone or Internet must be received by 11:59 p.m. on Monday, April 13, 2020. The giving of a proxy by either of these means will not affect your right to vote in person if you decide to attend the meeting.

If you want to vote in person, please come to the meeting. We will distribute written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of a broker or other nominee (or what is usually referred to as "street name"), you will need to arrange to obtain a proxy from the record holder in order to vote in person at the meeting. Even if you plan to attend the annual meeting, we ask that you complete and return your proxy card in advance of the annual meeting in case your plans change.

If I hold shares in the name of a broker or other nominee, who votes my shares?

If you are a beneficial owner and a broker or other nominee is the record holder, then you received access to these proxy materials from the record holder. The record holder should have given you instructions for directing how the record holder should vote your shares. It will then be the record holder's responsibility to vote your shares for you in the manner you direct.

Under applicable stock exchange rules, brokers and other nominees may generally vote on routine matters, such as the ratification of an independent registered public accounting firm, without your direction,

but cannot vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The election of directors, the charter amendment proposal and the say-on-pay proposal are considered non-routine matters. If your broker or other nominee does not receive instructions from you on how to vote your shares on these matters, your broker or other nominee will return the proxy card to us indicating that he or she does not have authority to vote. This is generally referred to as a "broker non-vote."

We therefore encourage you to provide directions to your broker as to how you want your shares voted on all matters to be brought before the meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures.

What does it mean if I receive more than one proxy card?

It means that you have multiple holdings reflected in our stock transfer records and/or in accounts with brokers or other nominees. To vote all of your shares by proxy, please follow the separate voting instructions that you received for your shares of common stock held in each of your different accounts.

What if I change my mind after I return my proxy card?

If you hold your shares in your own name, you may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- timely submitting another proxy via the telephone or Internet;

- signing another proxy card with a later date and returning that proxy card to us;

- sending notice to us that you are revoking your proxy; or

- voting in person at the meeting.

If you hold your shares in the name of your broker or other nominee and desire to change your instructions on how to vote your shares, you will need to contact that party.

How many shares must be represented in order to hold the annual meeting?

A majority of the shares that are outstanding and entitled to vote as of the record date must be present in person or by proxy at the meeting in order to hold the meeting and conduct business.

Shares are counted as present at the meeting if the shareholder either:

- is present and votes in person at the meeting; or

- has properly submitted a signed proxy card or other form of proxy (through the telephone or Internet).

On February 24, 2020, the record date, there were 25,701,115 shares of common stock issued and outstanding. Therefore, at least 12,850,558 shares need to be present at the annual meeting for a quorum to be present.

What happens if a director nominee is unable to stand for re-election?

The Board may, by resolution, provide for a lesser number of directors or designate a substitute nominee. In the latter case, shares represented by proxies may be voted for a substitute nominee. Proxies cannot be voted for more than 13 nominees. As of the date of this proxy statement, we have no reason to believe any nominee will be unable to stand for re-election.

What options do I have in voting on each of the proposals?

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to each director nominee and on each of the proposals described in this proxy statement, and on any other proposal properly brought before the meeting.

How many votes may I cast?

You are entitled to cast one vote for each share of stock you owned on the record date.

How many votes are needed for each proposal?

Each director nominee will be elected, and each of the say-on-pay proposal and the auditor ratification proposal will be approved, by a majority of the votes cast with respect to such nominee or such proposal. The charter amendment proposal will be approved by a majority of the total number of shares outstanding as of the record date.

Please note that the election of directors, the charter amendment proposal and the say-on-pay proposal are each considered non-routine matters. Consequently, if your shares are held by a broker or other nominee, it cannot vote your shares on these matters unless it has received voting instructions from you. In addition, please note that because the say-on-pay proposal is an advisory vote, it will not be binding upon the Board or the Compensation Committee.

Abstentions and broker non-votes, if any, will not be counted as votes cast, but will count for purposes of determining whether or not a quorum is present. Accordingly, so long as a quorum is present, abstentions and broker non-votes will have no effect on the election of any director nominee or the approval of the say-on-pay proposal or auditor ratification proposal. However, abstentions and broker non-votes, if any, will have the effect of a vote against the charter amendment proposal.

Where do I find the voting results of the meeting?

If available, we will announce voting results at the meeting. The voting results will also be disclosed on a Form 8-K that we will file with the SEC within four business days after the meeting.

Who bears the cost of soliciting proxies?

We will bear the cost of soliciting proxies. In addition to solicitations by mail, officers, directors or employees of Lakeland Financial may solicit proxies in person or by telephone. These persons will not receive any special or additional compensation for soliciting proxies. We may reimburse brokerage houses and other nominees for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

General

The Board has adopted guidelines on significant corporate governance matters that, together with our Code of Conduct and other policies, create our corporate governance standards. You may view the Corporate Governance Guidelines and our committee charters and other policies in the Investor Relations section of our website at www.lakecitybank.com.

Generally, the Board oversees our business and monitors the performance of our management. In accordance with our corporate governance procedures, the Board does not involve itself in the day-to-day operations of Lakeland Financial, which is monitored by our executive officers and management. Our directors fulfill their duties and responsibilities by attending regular meetings of the Board, which convenes at least six times a year, and through committee membership, which is discussed below. Our directors also discuss business and other matters with Mr. Findlay, our President and Chief Executive Officer, Ms. O'Neill, our Chief Financial Officer, other key executives and our principal external advisers (legal counsel, auditors and other consultants). All members of our Board also serve as members of the Board of Directors of Lake City Bank, our wholly owned bank subsidiary.

With the exception of Mr. Findlay, who is an executive officer, our Board has determined that all of our current directors are "independent," as defined by the listing rules of the Nasdaq Stock Market, or Nasdaq, and we have determined that the independent directors do not have other relationships with us that prevent them from making objective, independent decisions. The Board has established an Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation Committee, among other committees.

Our Board held nine meetings during 2019. All of the incumbent directors attended at least 75% of the Board meetings and meetings of committees of which they were members. While we do not have a specific policy regarding attendance at the annual shareholder meeting, all directors are encouraged and expected to attend the meeting. All of our current directors attended last year's annual meeting.

BOARD COMMITTEES AND MEMBER COMPOSITION DURING 2019

Director	Independent	Audit	Compensation	Corporate Risk[4]	Nominating and Corporate Governance
Blake W. Augsburger	Yes		X		Vice Chair
Robert E. Bartels, Jr.	Yes	X			X
Darrianne P. Christian	Yes			X	
Daniel F. Evans, Jr.	Yes		X		Chair
David M. Findlay	No			X	
Thomas A. Hiatt	Yes		Chair		X
Michael L. Kubacki[1]	Yes			X	
Emily E. Pichon	Yes	X	Vice Chair		
Steven D. Ross	Yes	X		Chair	
Brian J. Smith[2]	Yes	Chair		X	
Bradley J. Toothaker	Yes	X		Vice Chair	
Ronald D. Truex	Yes	Vice Chair		X	
M. Scott Welch[3]	Yes		X		X
Total committee meetings in 2019		4	2	4	2

(1) Chairman of the Board
(2) Audit Committee Financial Expert
(3) Lead Independent Director
(4) The Corporate Risk Committee is a committee of the Board of Directors of Lake City Bank.

Audit Committee

Each current member of the Audit Committee is expected to serve on the committee until our annual meeting of shareholders in 2021, if re-elected to the Board. The Board has determined that Mr. Smith is an audit committee financial expert on the basis of his education, his certified public accounting certificate, his professional experience in public accounting at the firm of EY (formerly known as Ernst & Young LLP) from 1986-1990 and his strong financial background managing Heritage Financial Group. Each member of the Audit Committee is considered "independent" according to the Nasdaq listing requirements.

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the Company's system of internal controls, (4) the performance of the Company's internal audit function and independent auditors, and (5) the compliance by the Company with ethics policies and legal and regulatory requirements. The functions performed by the Audit Committee include, among other things, the following:

- overseeing our accounting and financial reporting;
- selecting, appointing and overseeing our independent registered public accounting firm;
- reviewing actions by management on recommendations of our independent registered public accounting firm and internal auditors;

- meeting with management, the internal auditors and the independent registered public accounting firm to review the effectiveness of our system of internal controls and internal audit procedures; and

- reviewing reports of bank regulatory agencies and monitoring management's compliance with recommendations contained in those reports.

To promote independence of the audit function, the committee consults separately with our independent registered public accounting firm, the internal auditors and management. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. The committee's current charter is available in the Investor Relations section of our website at www.lakecitybank.com.

Compensation Committee

Each current member of the Compensation Committee is expected to serve on the committee until our annual meeting of shareholders in 2021, if re-elected to the Board. Each of the members is considered "independent" according to the Nasdaq listing requirements, an "outside" director pursuant to Section 162(m) of the Internal Revenue Code (the "Code") and a "non-employee" director under Section 16 of the Securities Exchange Act of 1934.

The Compensation Committee is appointed by the Board to (1) discharge the Board's responsibilities relating to the compensation of the Company's directors, its Chief Executive Officer, and its other executive officers, (2) approve and evaluate all compensation of directors, the Chief Executive Officer, and other executive officers, and (3) produce an annual report and review all other disclosures regarding executive compensation required to be included in the Company's proxy statement and other filings with the Securities and Exchange Commission in accordance with applicable rules and regulations.

The functions performed by the Compensation Committee include, among other things, the following:

- review and approve the performance goals and objectives relevant to the compensation of our Chief Executive Officer and the other executive officers;

- evaluate the performance of our Chief Executive Officer and the other executive officers and set the compensation level of our Chief Executive Officer and the other executive officers based upon such evaluation, including the long-term incentive component of such compensation;

- review and approve all employment agreements, severance arrangements and change in control agreements or provisions, if any, for our Chief Executive Officer and the other executive officers and determine our policy with respect to the application of Code Section 162(m);

- make recommendations to the Board regarding the annual compensation of the directors, including incentive plans and equity-based compensation;

- make recommendations to the Board regarding incentive compensation plans and equity-based plans and administer our equity incentive plans; and

- evaluate the risks posed by the design and implementation of the compensation plans and evaluate the implementation of appropriate risk management and controls to avoid or mitigate any excessive risk.

The Compensation Committee may engage advisers to assist it in performing their duties only after evaluating their independence.

We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. The committee's current charter is available in the Investor Relations section of our website at www.lakecitybank.com.

Nominating and Corporate Governance Committee

We also have a Nominating and Corporate Governance Committee. Each current member is expected to serve on the committee until our annual meeting of shareholders in 2021, if re-elected to the Board. Each member of the Nominating and Corporate Governance Committee is considered "independent" according to the Nasdaq listing requirements. The primary purposes of the committee are to identify and recommend individuals to be presented to our shareholders for election or re-election to the Board and to review and monitor our policies, procedures and structure as they relate to corporate governance. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. The committee's current charter is available in the Investor Relations section of our website at www.lakecitybank.com.

Director Nominations and Qualifications

For the 2020 annual meeting, the Nominating and Corporate Governance Committee nominated for re-election to the Board thirteen incumbent directors whose terms are set to expire at the annual meeting. These nominations were further approved by the full Board. We did not receive any shareholder nominations for director for the 2020 annual meeting.

The Nominating and Corporate Governance Committee evaluates all potential nominees for election, including incumbent directors, Board nominees and shareholder nominees, in the same manner. As described in our Corporate Governance Guidelines, the committee believes that, at a minimum, directors should possess certain qualities, including the highest personal and professional ethics and integrity, a sufficient educational and professional background, demonstrated leadership skills, sound judgment, a strong sense of service to the communities that we serve and an ability to meet the standards and duties set forth in our code of conduct. Additionally, all directors must be age 72 or under, which is the mandatory retirement age established by the Board. While we do not have a separate diversity policy, the committee does consider the diversity of its directors and nominees in terms of knowledge, experience, skills, expertise, and other demographics that may contribute to the Board. The committee also evaluates potential nominees to determine if they have any conflicts of interest that may interfere with their ability to serve as effective Board members and to determine whether they are "independent" in accordance with Nasdaq requirements (to ensure that at least a majority of the directors will, at all times, be independent). The committee has not, in the past, retained any third party to assist it in identifying candidates.

The committee generally identifies nominees by first evaluating the current members of the Board who are willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the committee or the Board decides not to re-nominate a member for re-election, the committee would evaluate the skills and experience of a potential nominee in light of the criteria above.

Shareholder Communication with the Board, Nomination and Proposal Procedures

General Communications with the Board. Shareholders may contact Lakeland Financial's Board by contacting J. Rickard Donovan, Corporate Secretary, at Lakeland Financial Corporation, P.O. Box 1387, Warsaw, Indiana, 46581-1387 or (574) 267-6144. Mr. Donovan will generally not forward communications to the Board that are primarily commercial in nature or related to an improper or irrelevant topic.

Nominations of Directors. In accordance with our Amended and Restated Articles of Incorporation, a shareholder may nominate a director for election to the Board at an annual meeting of shareholders by delivering written notice of the nomination to the Company's chairman of the Board. To be timely, the notice must be delivered or mailed not less than 150 days nor more than 180 days prior to the date of the annual meeting. The shareholder's notice of intention to nominate a director must include the name and address of the proposed nominee, the principal occupation of the proposed nominee, the total number of shares of capital stock of Lakeland Financial that will be voted for each proposed nominee, the name and address of the

shareholder making the nomination and the number of shares of capital stock of Lakeland Financial owned by the notifying shareholder. We may request additional information after receiving the notification.

Other Shareholder Proposals. For all other shareholder proposals to be considered for inclusion in our proxy statement and form of proxy relating to our annual meeting of shareholders to be held in 2021, shareholder proposals must be received by J. Rickard Donovan, our Corporate Secretary, at the above address, no later than November 5, 2020, and must otherwise comply with the rules and regulations set forth by the SEC.

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer of Lakeland Financial had historically been combined until April of 2014 when Mr. Kubacki, who had previously held both positions, stepped down as Chief Executive Officer. At that time, Mr. Findlay was appointed President and Chief Executive Officer of Lakeland Financial Corporation. Mr. Kubacki has continued to serve as Chairman of the Board. Consistent with Nasdaq listing requirements, the independent directors have regularly had the opportunity to meet without Mr. Kubacki and/or Mr. Findlay in attendance. In 2019, there were two such executive sessions.

In 2003, the Board created the position of a lead independent director, who would be appointed by the independent directors if the Chairman was not an independent director. In 2012, the Board appointed M. Scott Welch as lead independent director and he has continued to serve in that role through 2019. This appointment is reviewed annually by the Nominating and Corporate Governance Committee. The lead independent director assists the Board in assuring effective corporate governance and serves as chairperson of the independent director sessions, and chairs Board meetings during any meetings or portions of meetings at which Mr. Kubacki is absent. Because Mr. Kubacki now meets the Nasdaq listing requirements for independence, the Nominating and Governance Committee did not reappoint a lead independent director for 2020.

Code of Conduct

We have a code of conduct in place that applies to all of our directors and employees. The code sets forth the standard of ethics that we expect all of our directors and employees to follow, including our President and Chief Executive Officer and our Chief Financial Officer. The code of conduct is posted in the Investor Relations section of our website at www.lakecitybank.com. We intend to satisfy the disclosure requirements under Item 10 of Form 8-K regarding any amendment to or waiver of the code with respect to our President and Chief Executive Officer and Chief Financial Officer, and persons performing similar functions, by posting such information on our website.

Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including general economic risks, credit risks, regulatory risks, audit risks, reputational risks and other risks, such as the impact of competition or the risk that our compensation plan may have unintentional effects on employee decision-making. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

While the full Board is charged with ultimate oversight responsibility for risk management, various committees of the Board and members of management also have responsibilities with respect to our risk oversight. In particular, the Audit Committee plays a large role in monitoring and assessing our financial, legal, and operational risks, and receives regular reports from the management team's senior risk officer regarding comprehensive organizational risk as well as particular areas of concern. The Board's Compensation

Committee monitors and assesses the various risks associated with compensation policies and oversees incentive plans to ensure a reasonable and manageable level of risk-taking consistent with our overall strategy. In 2013, Lake City Bank established a Corporate Risk Committee of its Board to oversee the risk management practices of Lake City Bank, including management's ability to assess and manage the Company's credit, market, interest rate, liquidity, legal and compliance, reputational, technology, operational trust and fiduciary wealth advisory risks. In addition, the Corporate Risk Committee provides a forum for open and regular communication between senior management and the Board in order to effectively manage risks. The Corporate Risk Committee meets quarterly.

In addition, the Company has designated Ms. Kristin L. Pruitt, Executive Vice President, Chief Administrative Officer, as its senior risk officer. Ms. Pruitt generally oversees management's role in its risk management practices, and she is invited to and generally attends all Board and committee meetings. Additionally, Michael E. Gavin, Executive Vice President and Chief Credit Officer, is directly responsible for overseeing credit risk.

We believe that establishing the right "tone at the top" and providing for full and open communication between management and the Board is essential for effective risk management and oversight. Our executive management meets regularly with our other senior officers to discuss strategy and risks facing the Company. Senior officers attend many of the Board meetings, or, if not in attendance, are available to address any questions or concerns raised by the Board on risk management-related issues and any other matters. The Board has an annual offsite meeting with senior management to discuss strategies, key challenges, and risks and opportunities for the Company. Additionally, each of our Board-level committees provides regular reports to the full Board and apprises the Board of our comprehensive risk profile and any areas of concern.

DIRECTOR COMPENSATION

During 2019, directors who were not employees of Lakeland Financial or Lake City Bank were paid the following retainer fees:

Component	Amount
Annual Director Retainer	$ 35,000
Annual Audit Committee Chairman Additional Retainer	15,000
Annual Lead Independent Director Additional Retainer	10,000
Annual Governance Committee Chairman Additional Retainer	10,000
Annual Compensation Committee Chairman Additional Retainer	10,000
Annual Corporate Risk Committee Chairman Additional Retainer	10,000
Annual Chairman of the Board Additional Retainer	40,000
Annual Stock Grant (number of shares)	1,300

Each director of Lakeland Financial is also a director of Lake City Bank and is not compensated separately for service on Lake City Bank's Board.

Mr. Findlay, who is a director and also serves as our President and Chief Executive Officer, is not paid any fees for his service as a director. The directors' fees are reviewed annually by the Compensation Committee.

Under the 2017 Equity Incentive Plan, directors may be awarded non-qualified stock options or stock grants at the discretion of the Compensation Committee, subject to an annual limitation for each director of 10,000 shares subject to stock options or stock appreciation rights and 10,000 shares subject to stock awards. In 2020, each non-employee director will receive 1,300 shares of Lakeland Financial stock upon approval by the Board.

Since 2011, the Board has maintained a stock ownership policy that currently requires directors hold a minimum of 5,000 shares of Lakeland Financial within five years from either the adoption of the stock

ownership policy or first becoming a director. At the time the ownership requirement was set at its current level, 5,000 shares represented approximately the same value as five times the annual retainer for directors. This requirement will be reviewed each year by the Nominating and Corporate Governance Committee and may be adjusted to maintain a similar ratio. As of December 31, 2019, all of our non-employee directors met the requirements of our stock ownership policy.

The following table provides information on 2019 compensation for non-employee directors who served during 2019.

Name (a)	Fees Earned or Paid in Cash[1] (b)	Stock Awards[2][3] (c)	Total (d)
Blake W. Augsburger	$ 35,000	$ 57,636	$ 92,636
Robert E. Bartels, Jr.	35,000	57,636	92,636
Darrianne P. Christian	35,000	57,636	92,636
Daniel F. Evans, Jr.	45,000	57,636	102,636
Thomas A. Hiatt	45,000	57,636	102,636
Michael L. Kubacki	75,000	57,636	132,636
Emily E. Pichon	35,000	57,636	92,636
Steven D. Ross	45,000	57,636	102,636
Brian J. Smith	50,000	57,636	107,636
Bradley J. Toothaker	35,000	57,636	92,636
Ronald D. Truex	35,000	57,636	92,636
M. Scott Welch	45,000	57,636	102,636

(1)   We maintain the Lakeland Financial Corporation Directors Fee Deferral Plan under which non-employee directors are permitted to defer receipt of their directors' fees and earn a rate of return based upon the performance of our stock. The amounts shown in this column include amounts that may have been deferred by the directors. We may, but are not required to, fund the deferred fees into a trust which may hold our stock. The plan is unqualified and the directors have no interest in the trust. The deferred fees and any earnings thereon are unsecured obligations of Lakeland Financial. No director received preferential or above-market earnings on deferred compensation. Any shares held in the trust are treated as treasury shares and may not be voted on any matter presented to shareholders. The number of shares attributable to each director under the plan is set forth in the footnotes to the Beneficial Ownership Table below.

(2)   Represents the grant date fair value for restricted stock awards based on a share price of $42.68 as of January 8, 2019 and $45.99 as of July 9, 2019, in accordance with FASB ASC Topic 718 - "Compensation-Stock Compensation." See the discussion of equity awards in Note 15 of the Notes to Consolidated Financial Statements for Lakeland Financial's financial statements for the year ended December 31, 2019. The number of shares granted and vested during 2019 for each non-employee director was 1,300, 650 on January 8, 2019 and 650 on July 9, 2019.

(3)   As of December 31, 2019, none of our non-employee directors held any outstanding stock awards or options.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 24, 2020, the record date for the annual meeting, by each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, by each director or nominee for the Board, by each executive officer named in the Summary Compensation Table, which can be found later in this proxy statement, and by all directors and executive officers of Lakeland Financial Corporation as a group. Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which a person is deemed to be the beneficial owner of securities if he, she or it has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership of securities within 60 days of March 5, 2020.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1][2]	Percent of Class
5% Shareholders		
BlackRock, Inc.[3]	1,904,896	7.4%
Franklin Mutual Advisers, LLC[4]	1,823,330	7.1%
Directors and Nominees		
Blake W. Augsburger	26,926 [5]	*
Robert E. Bartels, Jr.	23,613	*
Darrianne P. Christian	3,840 [6]	*
Daniel F. Evans, Jr.	35,124 [7]	*
David M. Findlay	190,911 [8]	*
Thomas A. Hiatt	48,349 [9]	*
Michael L. Kubacki	248,186	*
Emily E. Pichon	12,112 [10]	*
Steven D. Ross	29,601	*
Brian J. Smith	64,734 [11]	*
Bradley J. Toothaker	29,841 [12]	*
Ronald D. Truex	68,535 [13]	*
M. Scott Welch	266,456 [14]	1.0%
Other Named Executive Officers		
Lisa M. O'Neill	28,818 [15]	*
Eric H. Ottinger	31,716	*
Kristin L. Pruitt	19,242	*
Kevin L. Deardorff	49,635	*
All directors and executive officers as a group (24 persons)	1,219,678 [16]	4.8%

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*Indicates that the individual or entity owns less than one percent of Lakeland Financial's common stock.

(1)   The total number of shares of common stock issued and outstanding on February 24, 2020 was 25,701,115.

(2)   The information contained in this column is based upon information furnished to us by the persons named above and as shown on our transfer records. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(3)   Includes entities related to reporting entity. Based upon a schedule 13G filed with the SEC on February 5, 2020. The address for the reporting entity is 55 East 52nd Street, New York, NY 10055.

(4)   Includes entities related to reporting entity. Based upon a schedule 13G filed with the SEC on February 3, 2020. The address for the reporting entity is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

(5)   Includes 11,863 shares credited to Mr. Augsburger's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(6)   Includes 890 shares credited to Ms. Christian's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(7)   Includes 15,714 shares credited to Mr. Evans's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(8)   Includes 3,750 shares held by Mr. Findlay's individual retirement account; 3,000 shares held by Mr. Findlay's wife, as to which shares he has no voting or investment power; and 160,461 shares held in trust, as to which shares he shares voting and investment power.

(9)   Includes 42 shares held by Mr. Hiatt's individual retirement account; 1,030 shares held by Mr. Hiatt's wife's individual retirement account, as to which shares he shares voting and investment power; 22,443 shares held jointly, as to which shares he shares voting and investment power; and 24,834 shares credited to Mr. Hiatt's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan and which shares are payable in annual installments over a ten year period.

(10)   Includes 799 shares credited to Ms. Pichon's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(11)   Includes 26,668 shares held in a trust in which Mr. Smith serves as trustee and 14,556 shares credited to Mr. Smith's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(12)   Includes 3,000 shares held jointly, as to which shares Mr. Toothaker shares voting and investment power and 11,778 shares credited to Mr. Toothaker's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(13)   Includes 7,774 shares held by Mr. Truex's wife, as to which shares he has no voting or investment power; 30,000 shares held by CB Financial, LLC, as to which shares he shares voting and investment power; and 14,948 shares credited to Mr. Truex's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(14)   Includes 1,257 shares held by Mr. Welch's individual retirement account; 2,895 shares held by Mr. Welch's wife's individual retirement account, as to which shares he shares voting and investment power; 155,891 shares held by Mr. Welch's wife, as to which shares he shares voting and investment power; 29,000 shares held by BEL Leasing LLP, as to which shares he has sole voting and investment power; 29,000 shares held by Welch Packaging Group, Inc., as to which shares he has sole voting and investment power; and 48,413 shares credited to Mr. Welch's account as of February 5, 2020 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(15)   Includes 6,750 shares held by Ms. O'Neill's individual retirement account and 20,475 shares held jointly, as to which shares she shares voting and investment power.

(16)   This includes shares which have been allocated to executive officers under the 401(k) plan through December 31, 2019.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2019, Lake City Bank had extended, and expects to continue to extend, loans to its directors and officers and to their related interests. Such loans were, and will continue to be, made only upon the same terms, conditions, interest rates, and collateral requirements as those prevailing at the same time for comparable loans extended from time to time to other, unrelated borrowers. Loans to directors and officers do not and will not involve greater risks of collectability, or present other unfavorable features, than loans to other borrowers. All such loans are approved by the Lake City Bank Board of Directors in accordance with applicable bank regulatory requirements.

Lake City Bank entered into a Lease Agreement with Michigan Street, LLC for retail branch and office space in South Bend, Indiana, in June 2011. In October 2011, Bradley Toothaker, a one-third owner of Michigan Street, LLC, joined the Boards of Directors of Lakeland Financial Corporation and Lake City Bank. The initial term of the lease is for a period of 20 years, with two consecutive five-year renewal terms. Pursuant to the lease, monthly rent for 4,450 square feet of leased space was $6,304.16 for the first five years, and will increase by 7.5% every five years. In addition, Lake City Bank is required to pay its proportionate share of common area maintenance fees for the building, presently expected to be approximately $3,184 per month. Mr.

Toothaker had not yet become a director at the time of the lease signing and the Lease Agreement was negotiated by Lake City Bank's management on an arms-length basis. Effective January 1, 2012, the parties amended the terms of the lease to reflect additional square footage to be used by Lake City Bank in the building. Based on the addition of approximately 550 square feet, the monthly rent for the leased space increased to $7,001.87. This amendment was ratified by Lake City Bank's Board in February 2012. Management and the Board believe that the terms of the lease are reasonable and consistent with the customary terms of the local market. As part of its annual review of director independence, the Board considered and re-evaluated this lease arrangement when considering Mr. Toothaker's independence and determined that it did not prevent Mr. Toothaker from being able to serve as an independent director.

Additionally, pursuant to the Corporate Governance Committee Charter, the Nominating and Corporate Governance Committee evaluates and pre-approves any non-lending, material transaction between Lakeland Financial and any director or officer. The charter does not provide any thresholds as to when a proposed transaction needs to be pre-approved, but the committee evaluates those proposed transactions that may affect a director's independence or create a perception that the transaction was not fair to Lakeland Financial or not done at arm's length. Generally, transactions which would not require disclosure in our proxy statement under SEC rules (without regard to the amount involved) do not require the Nominating and Corporate Governance Committee's pre-approval. A director may not participate in any discussion or approval by the Nominating and Corporate Governance Committee of any related party transaction with respect to which he or she is a related party, but must provide to the Nominating and Corporate Governance Committee all material information reasonably requested concerning the transaction.

Delinquent Section 16(a) Reports.

Section 16(a) of the Securities Exchange Act of 1934, as amended requires that our executive officers, directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the SEC. Based solely on our review of reports filed on EDGAR, and, if appropriate, representations made to us by any reporting person concerning whether a Form 5 was required to be filed for 2019, we are aware that one filing with respect to the sale of shares by Mr. Kevin L. Deardorff and one filing with respect to the awards of restricted stock to Mr. J. Rickard Donovan were made late. Other than those two filings, we are not aware that any of our directors, executive officers or 10% shareholders failed to comply with the filing requirements of Section 16(a) during 2019.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Shareholders will be entitled to elect 13 directors for a term expiring in 2021 at the annual meeting.

We have no knowledge that any nominee will refuse or be unable to serve, but if any of the nominees is unavailable for election, the holders of the proxies reserve the right to substitute another person of their choice as a nominee when voting at the meeting.

Set forth below is information concerning the nominees for election, including the age, the year first appointed or elected as a director and the other positions held by the person at Lakeland Financial and Lake City Bank. The nominees, if elected at the annual meeting, will serve as directors for a one-year term expiring in 2021. Each of the nominees is an incumbent director and has served as a director of Lakeland Financial for at least one term.

The directors will be elected by a majority voting standard. Each vote is required to be counted "FOR," "AGAINST" or "ABSTAIN" with respect to the director's election. Consequently, to be elected as a director, the votes cast "FOR" a nominee's election must exceed the number of votes cast "AGAINST" such nominee's election. Votes cast as "ABSTAIN" with respect to the election of a director will have no effect in determining whether the required affirmative majority vote has been obtained. **We recommend that shareholders vote "FOR" each of the nominees for director.**

NOMINEES

	Director Since	Positions with Lakeland Financial and Lake City Bank
Current Term Expires 2020		
Blake W. Augsburger (age 56)	2011	Director of Lakeland Financial and Lake City Bank
Robert E. Bartels, Jr. (age 55)	2002	Director of Lakeland Financial and Lake City Bank
Darrianne P. Christian (age 48)	2018	Director of Lakeland Financial and Lake City Bank
Daniel F. Evans, Jr. (age 70)	2010	Director of Lakeland Financial and Lake City Bank
David M. Findlay (age 58)	2010	President and Chief Executive Officer and Director of Lakeland Financial and Lake City Bank
Thomas A. Hiatt (age 72)	2007	Director of Lakeland Financial and Lake City Bank
Michael L. Kubacki (age 68)	1998	Chairman of Lakeland Financial and Lake City Bank
Emily E. Pichon (age 56)	2002	Director of Lakeland Financial and Lake City Bank
Steven D. Ross (age 65)	2000	Director of Lakeland Financial and Lake City Bank
Brian J. Smith (age 55)	2011	Director of Lakeland Financial and Lake City Bank
Bradley J. Toothaker (age 51)	2011	Director of Lakeland Financial and Lake City Bank
Ronald D. Truex (age 69)	2010	Director of Lakeland Financial and Lake City Bank
M. Scott Welch (age 59)	1998	Director of Lakeland Financial and Lake City Bank

All directors will hold office for the terms indicated, or until their earlier death, resignation, removal or disqualification, and until their respective successors are duly elected and qualified. There are no arrangements or understandings between any of the nominees, directors or executive officers and any other person pursuant to which any of our nominees, directors or executive officers have been selected for their respective positions. No nominee, member of the Board or executive officer is related to any other nominee, member of the Board or executive officer. No nominee or director has been a director of another "public corporation" (*i.e.* subject to the reporting requirements of the Securities Exchange Act of 1934, as amended) or of any investment company within the past five years except for Mr. Welch.

The business experience of each of the nominees and continuing directors for the past five years, as well as their qualifications to serve on the Board, is as follows:

Mr. Augsburger is the founder and Chief Executive Officer of LEA Professional, which designs and manufactures audio amplifiers for the professional audio markets. He is the former Executive Vice President and America's Country Manager for Harman International Industries, Incorporated, a Fortune 500 company that designs and manufactures audio and infotainment products and systems. He also served for ten years as the President of the Harman Professional Division, which is based in Northridge, California. We consider Mr. Augsburger to be a qualified candidate for service on the Board, as well as both the Nominating and Corporate Governance and Compensation Committee, due to his leadership skills and expertise developed as a former executive of a large, complex public company.

Mr. Bartels is the former President and Chief Executive Officer of Martin's Supermarkets, Inc., a regional supermarket chain headquartered in South Bend, Indiana. We consider Mr. Bartels to be a qualified candidate for service on the Board, as well as the Audit Committee and the Nominating and Corporate Governance Committee, due to his skills and expertise acquired as the former leader of a successful business that is prominent in many of our markets. Mr. Bartels was a third-generation family business owner with approximately 37 years of supermarket and retail experience, including 21 years of executive practice.

Ms. Christian is currently involved with leading strategic initiatives for BCforward, a global information technology consulting and workforce fulfillment firm founded by Ms. Christian and her husband, Justin Christian, in 1998. Previously, Ms. Christian was a program manager and an IT consultant from 1995-2003, and was an officer with the Central Intelligence Agency from 1990-1995. In addition, Ms. Christian is a board member of Newfields (formerly the Indianapolis Museum of Art), the Central Indiana Community Foundation, IMPACT Central Indiana, and the Eskenazi Foundation. Ms. Christian also works closely with the Justin and Darrianne Christian Center for Diversity and Inclusion at DePauw University. We consider Ms. Christian to be qualified to serve on the Board due to her personal and professional engagement with several prominent nonprofits located in Indianapolis and her professional experience in the technology sector, which we believe will be valuable as we work to ensure that we remain innovative in providing technology-driven solutions to our clients.

Mr. Evans served as the Chief Executive Officer of Indiana University Health, a large, statewide health care and hospital system headquartered in Indianapolis until May 1, 2016 and is currently President Emeritus. Mr. Evans is Executive Chair of the Indiana Biosciences Research Institute, Inc. Mr. Evans is on the faculty of the IU Medical School and the IU McKinney Law School. Mr. Evans also has strong banking experience, having served as the Chairman of the Federal Home Loan Bank of Indianapolis from 1987-1990 and as the chairman of the Federal Housing Finance Board, the regulator of the Federal Home Loan Banks, from 1990-1993. We consider Mr. Evans to be qualified to serve on the Board, as well as the Nominating and Corporate Governance Committee, due to his experience managing a large organization, his experience in the banking industry and his knowledge of the Indianapolis market as we look to continue to expand our presence in Indianapolis.

Mr. Findlay presently serves as the President and Chief Executive Officer of Lakeland Financial and Lake City Bank. Mr. Findlay also served as President and Chief Financial Officer from 2010-2014 and Chief Financial Officer from 2000-2010. Prior to joining Lakeland Financial in September of 2000, Mr. Findlay served as the Chief Financial Officer of Quality Dining, Inc., then a publicly traded company with its headquarters in South Bend, Indiana. Prior to that, he served in various capacities with The Northern Trust Company in Chicago. We consider Mr. Findlay to be qualified to serve on the Board due to his familiarity with Lakeland Financial's operations he has acquired as its President and Chief Financial Officer, his experience in the financial services industry and his prior experience as the chief financial officer of a publicly traded company.

Mr. Hiatt was a Founding Partner of Centerfield Capital Partners, an investment firm that provides private equity and mezzanine financing to middle-market companies from 1998 until his retirement on June 1, 2017. Centerfield is headquartered in Indianapolis, Indiana, one of the Bank's principal markets for expansion. In addition, Mr. Hiatt has served on more than 30 corporate and multiple nonprofit boards of directors. We consider Mr. Hiatt to be a qualified candidate for service on the Board, as well as the Nominating and Corporate Governance Committee and Compensation Committee, due to his business and financial expertise acquired as the founding partner and manager of one of the largest private equity funds based in Indiana, and his knowledge of, and prominence in, the Indianapolis market.

Mr. Kubacki presently serves as Chairman of the Board of Directors of Lakeland Financial and Lake City Bank. In April 2016, Mr. Kubacki retired from his full-time executive officer position as Executive Chairman of Lakeland Financial and Lake City Bank. If re-elected, he will remain Chairman of the Board. Mr. Kubacki also served as Chief Executive Officer of Lakeland Financial and Lake City Bank from 1998 to 2014 and as President from 1998 to 2010. Prior to joining Lakeland Financial in 1998, Mr. Kubacki served as Executive Vice President of The Northern Trust Bank of California, N.A. We consider Mr. Kubacki to be a qualified candidate for service on the Board due to his intimate familiarity with Lakeland Financial's operations that he acquired as its Chairman and Chief Executive Officer and his skills and experience in the financial services industry.

Ms. Pichon is the Chairman of ExTech Plastics, Inc., an extruder of plastic sheet, and an officer and director of the Olive B. Cole Foundation, the M E Raker Foundation, the Questa Educational Foundation, Inc. and the Howard P. Arnold Foundation, Inc., each a private charitable foundation focused on northeast Indiana education, economic development and conservation based in Fort Wayne, Indiana. We consider Ms. Pichon to be qualified to serve on the Board, as well as the Audit Committee and the Compensation Committee, due to her experience with several prominent charitable foundations located in Fort Wayne and her education and training as an attorney.

Mr. Ross is the former President of Heartland Coffee Company, a regional coffee and beverage service company, based in Warsaw, Indiana. Mr. Ross is also the former President of Bertsch Services, Inc., a regional food service and vending company, that was based in Warsaw, Indiana prior to its sale. We consider Mr. Ross to be a qualified candidate for service on the Board, as well as the Audit Committee, due to his skills and expertise acquired as president of a successful business in Kosciusko County and his knowledge of the business community in this region.

Mr. Smith is co-Chief Executive Officer of Heritage Financial Group, Inc., a real estate investment and management and consumer finance company, based in Elkhart, Indiana. We consider Mr. Smith to be a qualified candidate for service on the Board due to his expertise in the manufactured housing and consumer finance industries, which is a significant industry in northern Indiana, and his knowledge of, and prominence in, the Elkhart market. Additionally, Mr. Smith has a strong financial background as a certified public accountant, which adds meaningful expertise to the Audit Committee.

Mr. Toothaker is the President and Chief Executive Officer of Bradley Company, a large Midwest-based, full-service real estate company. We consider Mr. Toothaker to be a qualified candidate for service on the Board due to his extensive knowledge of the real estate sector in our region and his knowledge of the Northern Indiana market.

Mr. Truex is the Chairman of the Board of Creighton Brothers, LLC, a diversified agribusiness company focused on egg and grain production, headquartered in Warsaw, Indiana. We consider Mr. Truex to be a qualified candidate for service on the Board due to his skills and expertise in the agricultural industry and his knowledge of the agricultural communities in many of our markets.

Mr. Welch is the Chief Executive Officer of Welch Packaging Group, Inc., which is primarily engaged in producing industrial and point of purchase packaging and is headquartered in Elkhart, Indiana. In addition, Mr. Welch is a member of the board of Patrick Industries, Inc. We consider Mr. Welch to be a qualified candidate for service on the Board, as well as the Nominating and Corporate Governance Committee, due to his skills and expertise in the manufacturing industry and his past experience with growing and leading organizations.

EXECUTIVE OFFICERS

In addition to Mr. Findlay, the following individuals served as the named executive officers of Lakeland Financial in 2019 and are named in the compensation tables included in this proxy statement:

Lisa M. O'Neill, age 52, presently serves as an Executive Vice President and Chief Financial Officer of Lakeland Financial and Lake City Bank, a position she has held since April 2014. Prior to that, Ms. O'Neill served as Chief Financial Officer of Bank First National Corporation in Manitowoc, Wisconsin, from 2007-2014. From 1999-2006, Ms. O'Neill was the Controller of Private Bancorp, Inc. Prior to 1999, Ms. O'Neill was with Arthur Andersen in its financial institutions group audit practice since 1989.

Eric H. Ottinger, age 49, presently serves as an Executive Vice President of Lakeland Financial and as head of our Commercial Banking Department, a position he has held since August 2011. He joined Lake City Bank in April 1999 as Vice President, Commercial Loan Officer. In April 2002, he was promoted to Commercial East Regional Manager. In April 2009, he was promoted to head of our Wealth Advisory Group. Prior to joining Lake City Bank, Mr. Ottinger was a commercial lending officer at another bank since 1993.

Kristin L. Pruitt, age 48, presently serves as an Executive Vice President, Chief Administrative Officer of Lakeland Financial, a position she has held since 2017. Until November 2019, Ms. Pruitt served also as General Counsel since 2014. She joined Lakeland Financial in 2008 as Senior Vice President and General Counsel. Before joining Lake City Bank, she served as Assistant General Counsel at 1st Source Bank in South Bend, Indiana since 2004. Prior to 2004, Ms. Pruitt was associated with Skadden, Arps, Slate, Meagher & Flom, LLP's Washington DC office as an attorney since 1999.

Kevin L. Deardorff, age 58, presently serves as the Retail Banking Advisor, a role he will hold until his retirement date of June 30, 2021. Until December 31, 2019, he served as an Executive Vice President of Lakeland Financial and as head of Retail Banking, positions he held since 2001. He has served as an officer of Lake City Bank since 1990.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis ("CD&A") describes Lakeland Financial's compensation philosophy and policies for 2019 as applicable to the named executive officers identified above. This CD&A explains the structure and rationale associated with each material element of the executives' compensation, and it provides important context for the more detailed disclosure tables and specific compensation amounts in the following compensation tables.

The Compensation Committee has overall responsibility for evaluating the compensation plans, policies and programs relating to the named executive officers of Lakeland Financial. The Compensation Committee relies upon Mr. Findlay's assessment of each executive officer's individual performance, which considers the executive's efforts in achieving his or her individual goals each year, managing and developing employees and the enhancement of long-term relationships with customers, if applicable to his or her position. Individual goals for executive officers are established by Mr. Findlay in consultation with each executive officer. The Committee establishes Mr. Findlay's goals and reviews his performance. Mr. Findlay is not involved in discussions and determinations pertaining to his own performance.

The Compensation Committee's charter gives it the authority to hire outside consultants to further its objectives and responsibilities. The Compensation Committee retained Pearl Meyer & Partners, a compensation consulting firm, to assess the effectiveness of the Company's executive compensation programs. Pearl Meyer & Partners are independent, report directly to the committee chair, and perform no other work for the Company other than assisting the committee in its review of the total compensation program. In its report, Pearl Meyer & Partners provided input on marketplace trends and best practices relating to competitive pay

levels, as well as developments in regulatory and technical matters. The Compensation Committee also reviewed compensation survey data in 2019 from industry sources such as the American Bankers Association, Pearl Meyer & Partners and Bank Director Magazine.

Regulatory Impact on Compensation

As a publicly-traded financial institution, we must contend with several often overlapping layers of regulations when considering and implementing compensation-related decisions. These regulations do not set specific parameters within which compensation decisions must be made, but do require Lakeland Financial and the Compensation Committee to be mindful of the risks that often go hand-in-hand with compensation programs designed to incentivize the achievement of better than average performance. While the regulatory focus on risk assessment has been heightened over the last several years, the incorporation of general concepts of risk assessment into compensation decisions is not a recent development.

Under its *Interagency Guidelines Establishing Standards for Safety and Soundness*, the Federal Deposit Insurance Corporation (the "FDIC") has long held that excessive compensation is prohibited as an unsafe and unsound practice. In describing a framework to determine whether compensation is considered excessive, the FDIC has indicated that financial institutions should consider whether aggregate cash amounts paid, or noncash benefits provided, to employees are unreasonable or disproportionate to the services performed by an employee. The FDIC encourages financial institutions to review an employee's compensation history and to consider internal pay equity, and, as appropriate, to consider benchmarking compensation to peer groups. Finally, the FDIC provides that such an assessment must be made in light of the institution's overall financial condition.

In addition, the various financial institution regulatory agencies have jointly issued their *Guidance on Sound Incentive Compensation Policies*, which serves as a compliment to the *Safety and Soundness* standards. As its title would imply, the joint agency guidance sets forth a framework for assessing the soundness of incentive compensation plans, programs and arrangements maintained by financial institutions. The joint agency guidance is narrower in scope than the *Safety and Soundness* standards because it applies only to senior executive officers and those other individuals who, either alone or as a group, could pose a material risk to the institution. With respect to those identified individuals, the joint agency guidance is intended to focus the institution's attention on balanced risk-taking incentives, compatibility with effective controls and risk management, with a focus on general principles of strong corporate governance.

In addition to the foregoing, we anticipate that currently proposed rules under the Dodd-Frank Act intended to implement further risk assessment guidelines and procedures may eventually be finalized by the financial institution regulatory agencies and the SEC. We expect that we would be subject to those further guidelines and procedures should they be finalized and become effective. Initial proposed guidance with respect to the Dodd-Frank Act risk assessment guidelines and procedures was issued in 2011 and revised and re-proposed in 2016. Depending on when the rules are finalized, the earliest they could apply to Lakeland Financial is for performance periods beginning on or after January 1, 2021. In large part, that guidance restates the frameworks set forth in the *Safety and Soundness* standards and joint agency guidance described above.

Also, as a publicly-traded corporation, Lakeland Financial is subject to the SEC's rules regarding risk assessment. Those rules require a publicly-traded company to determine whether any of its existing incentive compensation plans, programs or arrangements, create risks that are reasonably likely to have a material adverse effect on the Company. We do not believe that our incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on Lakeland Financial.

The Compensation Committee believes that a sensible approach to balancing risk-taking and rewarding reasonable, but not necessarily easily attainable, goals has always been a component of its overall assessment of the compensation plans, programs and arrangements it has established for Lakeland Financial's named executive officers. In this regard, the committee has revisited the components of the frameworks set forth in the *Safety and Soundness* standards and the joint agency guidance as an effective tool for conducting

its own assessment of the balance between risk and reward built into Lakeland Financial's compensation programs for named executive officers. In addition, the committee continues to monitor the status of proposed guidance under the Dodd-Frank Act and is prepared to incorporate into its risk assessment procedures any new guidelines and procedures as may be necessary or appropriate.

When making decisions about executive compensation, in addition to the above, we also consider the impact of other regulatory provisions, including: Section 409A of the Code regarding nonqualified deferred compensation; and Sections 4999 and 280G of the Code regarding excise taxes and deduction limitations on golden parachute payments made in connection with a change in control. We also consider how various elements of compensation will impact our financial results. For example, we consider the impact of FASB ASC Topic 718, which requires us to recognize the compensation costs of grants of equity awards based upon the grant date fair value of those awards.

Compensation-Related Governance Policies

*Share Ownership Guidelines***.** The guidelines, adopted in 2015, require the Chief Executive Officer to hold a minimum number of shares of Company common stock with a value equal to three times his annual base salary, and the other executive officers, including each of the named executive officers, to hold a minimum number of shares of Company common stock with a value equal to two times his or her respective annual base salary. Unvested options or restricted stock units issued under the Company's LTI Plan are not included when considering ownership totals for this requirement. In the event that an executive officer does not hold the required number of shares, a minimum of one-half of shares issued under the LTI Plan must be retained until the guidelines are met. As of the most recent measurement date, February 24, 2020, all of our named executive officers were in compliance with the share ownership guidelines.

*Insider Trading Policy***.** The Company has an insider trading policy that permits open market transactions in Company stock in the period that begins two trading days after quarterly earnings have been made public and concludes two weeks before the last day of the quarter end.

*Hedging and Pledging Policy***.** The Company's insider trading policy includes provisions that specifically prohibit our insiders from entering into hedging transactions involving the Company's stock. To our knowledge, none of our officers or directors has entered into a hedging transaction involving Company stock in violation of this prohibition. The Company's insider trading policy also prohibits an insider from pledging Company stock as collateral for a lending relationship without the prior approval of the Nominating and Corporate Governance Committee. To our knowledge, none of our officers or directors has pledged his or her Company stock in violation of this policy.

Compensation Philosophy and Objectives

The overall objectives of Lakeland Financial's compensation programs are to align executive officer compensation with the success of meeting long-term strategic operating and financial goals. The programs are designed to create meaningful incentives to manage the business successfully with a constant focus on short-term and long-term performance under the strategic plan and key operating and financial objectives. Our philosophy is intended to align the interests of executive officers with the long-term interests of our shareholders. The executive compensation program is structured to accomplish the following objectives:

- encourage a consistent and competitive return to shareholders over the long term;

- maintain a corporate environment which encourages stability and a long-term focus for the primary constituencies of Lakeland Financial, including shareholders, clients, employees, communities and government regulatory agencies;

- maintain a program that:

- clearly motivates personnel to perform and succeed according to our current goals;

- provides management with appropriate empowerment to make decisions that benefit the primary constituents;

- retains key personnel critical to our long-term success;

- provides for management succession planning and related considerations;

- emphasizes formula-based components, such as performance-based bonus plans and long-term incentive plans, in order to focus management efforts on execution of corporate goals;

- encourages increased productivity; and

- responsibly manages risks related to compensation programs;

- provide for subjective consideration in determining incentive and compensation components; and

- ensure that management:

  - fulfills its oversight responsibility to its primary constituents;

  - conforms its business conduct to the highest legal and ethical standards;

  - remains free from any influences that could impair or appear to impair the objectivity and impartiality of its judgments or treatment of our constituents; and

  - continues to avoid any conflict between its responsibilities to Lakeland Financial and each executive officer's personal interests.

Consideration of 2019 Say-on-Pay

At the Company's 2019 annual meeting of shareholders, more than 96% of the votes cast were in favor of the non-binding advisory proposal on the compensation of certain executive officers. The Company, the Board and the Compensation Committee pay careful attention to communications received from shareholders regarding executive compensation, including the non-binding advisory vote. The Company carefully considered the result of the 2019 advisory vote on executive compensation but not for specific compensation decisions. Based on this consideration and the other factors described in this Compensation Discussion and Analysis, the committee did not materially alter the policies or structure for the named executive officers' compensation for 2019 or 2020.

Compensation Factors

General. The Compensation Committee's decisions regarding each named executive officer are based, in part, on the committee's subjective judgment, and also take into account qualitative and quantitative factors, as set forth in the discussion below. In reviewing an executive officer's compensation, the committee considers and evaluates all components of the officer's total compensation package.

Corporate Performance. In establishing executive compensation, the Compensation Committee measures Lakeland Financial's performance compared to management's and the Board's goals and objectives, and also compares our performance to that of our peer group of financial institutions. The committee believes that using Lakeland Financial's performance as a factor when determining an executive officer's compensation is effective in aligning the executive's interests with those of our shareholders. Therefore, the committee focuses on performance by evaluating key financial performance criteria, such as return on beginning equity, return on average assets, revenue growth, diluted earnings per share growth, capital adequacy, the efficiency ratio and asset quality. As part of the evaluation and review of these criteria, the committee takes into account

various subjective issues, such as general economic conditions, including the interest rate environment and its impact on performance, and how such issues may affect Lakeland Financial's performance.

Our compensation decisions for 2019 and for 2020 factored in Lakeland Financial's performance under key financial criteria set forth above. The committee believes that Lakeland Financial's financial performance in 2019 was very strong. When compared to its peer group, discussed below, the Compensation Committee concluded that Lakeland Financial's performance was good and, therefore, the committee weighed heavily Lakeland Financial's relative performance when compared to its peers. Additionally, the Compensation Committee determined that the named executive officers performed well in satisfying their individual goals for 2019.

Other Factors. Other factors of corporate performance that may affect an executive's compensation include succession planning consideration, realization of economies of scale through cost-saving measures, Lakeland Financial's market share reputation in the communities which it serves, level of employee turnovers, and other less subjective performance considerations. In addition, because the Compensation Committee believes strongly that our executives should be involved in the communities that we serve, the committee takes into consideration indirect and intangible business factors such as community involvement and leadership when reviewing executive compensation.

Comparison to Peer Group. In establishing the compensation of the named executive officers, the Compensation Committee utilizes market data regarding the compensation practices of other financial institutions of a similar asset size and complexity. Such institutions include, but are not limited to, the members of the peer group prepared by Pearl Meyer & Partners. For 2019, the peer group generally included financial institutions with total assets of $3.5 billion to $12.6 billion, with a focus on institutions located in the central region of the United States. In some cases, however, the committee will consider data from additional financial institutions when warranted by relevant similarities, such as business-line focus and long-term operating and financial stability. For example, institutions with a similar focus on complex commercial lending may be considered by the committee even if they fall outside of the general asset size of our other peers. The committee believes this comprehensive practice is useful in creating an overall compensation program that stays competitive in the marketplace and attracts and retains qualified, talented executives. While the committee believes that it is prudent to consider such comparative information in determining compensation practices, it does not set strict parameters for using this data. Rather, the committee uses comparative data to ensure that executive compensation is not inconsistent with appropriately defined peer organizations. Generally, the committee believes that the current executive officers of the Company have established a sound track record of long-term performance that warrants compensation at or around the median level of compensation among similarly situated financial institutions.

For purposes of peer analysis in assessing performance, Lakeland Financial generally considers a peer group that includes commercial banks of similar asset size, financial performance and organizational structure, as well as those that are key competitors for executive talent. Given the ever-changing landscape within the banking industry, the group of banks appropriate for comparative analysis is continually evolving. In connection with its 2019 analysis of the Company's executive compensation programs, Pearl Meyer & Partners compiled a market reference group of 18 other publicly-traded bank holding companies headquartered in the central United States, with median assets of $6.1 billion and stable-to-strong performance history. Although the peer group is slightly smaller than in previous years, the Compensation Committee believes it is appropriate for comparative analysis. The companies included in this peer group are listed on the following page.

Park National Corporation – Newark, Ohio	First Commonwealth Financial Corp. – Indiana, Pennsylvania
Heartland Financial – Dubuque, Iowa	1st Source Corporation – South Bend, Indiana
Community Trust Bancorp – Pikeville, Kentucky	First Busey – Champaign, Illinois
First Merchants Corporation – Muncie, Indiana	Peoples Bancorp – Marietta, Ohio
Enterprise Financial Services – St. Louis, Missouri	Republic Bancorp – Louisville, Kentucky
Midland States Bancorp – Effingham, Illinois	Stock Yards Bancorp – Louisville, Kentucky
Tristate Capital Holdings, Inc – Pittsburgh, Pennsylvania	German American – Jasper, Indiana
Horizon Bancorp – Michigan City, Indiana	MidWestOne Financial – Iowa City, Iowa
QCR Holdings, Inc – Moline, Illinois	Mercantile Bank Corporation – Grand Rapids, Michigan

In addition, the Compensation Committee reviewed compensation survey data that is readily available to Lakeland Financial from industry sources such as Bank Director Magazine and the American Bankers Association.

Individual Performance. When evaluating the individual performance of the non-CEO named executive officers, the Compensation Committee takes into account Mr. Findlay's assessment of individual performance, which considers the executive's efforts in achieving his or her individual goals each year, managing and developing employees and the enhancement of long-term relationships with customers, if applicable to the officer's position. The measure of an executive officer's individual performance and individual contribution to the overall Company performance depends, to a degree, on what steps are taken to increase revenues and implement cost-saving strategies and the outcome of such strategies. Each executive officer has different goals established that are intended to focus that executive's contributions to the strategic goals of the Company. Individual goals for executive officers are developed by Mr. Findlay in consultation with each executive officer and recommended to the committee by Mr. Findlay for approval. The committee establishes Mr. Findlay's goals after reviewing the Company's annual strategic plan, annual budget plan and the goals of the other executive officers. Mr. Findlay is not present for the discussion or determination of his own compensation.

Compensation Decisions

This section describes the decisions made by the Compensation Committee with respect to the compensation for the named executive officers for 2019 and 2020.

Executive Summary. In reviewing an executive officer's compensation, the Compensation Committee considers and evaluates all components of the officer's total compensation package through the use of tally sheets. The use of tally sheets allows the committee to assess the executive's aggregate compensation, including cash payments and non-cash incentives and benefits, in one concise document. The chart on the next page summarizes the major elements of executive officer compensation.

Element	Key Characteristics	Why We Pay this Element	How We Determine the Amount	2019 Decisions
Base Salary	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	Provide a base level of competitive cash compensation to attract and retain executive talent.	Experience, industry knowledge, peer data, company performance and individual performance.	Base salary increases ranged from 0.0% to 8.6%.
Annual Bonus	Variable compensation component payable in cash. Target bonuses are established as a percentage of annual salary, and payment is capped at 150% of target.	Motivate and reward executives for performance on key operational, financial and individual objectives met during the course of the year.	Market practices with payout based on level of achievement of company and individual performance goals.	Annual bonus paid out at 99% of target based on net income performance. Individual payouts ranged from 80% to 100%.
Long-Term Incentives	Variable compensation component payable in performance-based restricted stock units. Payments are capped at 150% of target.	Motivate executives to collectively produce outstanding results, encourage superior performance, increase productivity and aid in attracting and retaining key employees.	Market practices with payouts based on company performance.	2017-2019 LTI Plan paid out at 133% of target based on performance against three year compound annual growth rate in revenue, earnings per share and return on beginning equity performance goals.
Other Compensation and Perquisites	Compensation component to provide basic competitive benefits.	Provide a base level of competitive compensation to attract and retain executive talent.	Periodic assessment of competitive offerings.	No substantive change from prior years.

Our compensation decisions for 2019 and for 2020 factored in Lakeland Financial's performance under key financial criteria, including return on beginning equity, return on average assets, revenue growth, diluted earnings per share growth, capital adequacy, efficiency ratio and asset quality. The committee believes that Lakeland Financial's financial performance in 2019 was very strong. When compared to its peer group, the Compensation Committee believes Lakeland Financial's performance was good and, therefore, the committee weighed heavily Lakeland Financial's relative performance when compared to its peers. Additionally, the Compensation Committee determined that the named executive officers performed well in satisfying their individual goals for 2019.

The following is a brief summary of additional compensation decisions of the Compensation Committee for 2019 and 2020:

- bonus payments to named executive officers for 2019 were lower than bonuses for 2018 due to performance of Lakeland Financial in 2019 against its target;

- although the 2020 LTI Plan target level grants were generally unchanged, for Ms. Pruitt the committee will slightly increase her grants beginning in 2020 to align with a percentage of her base salary consistent with the other executive officers and to reflect increased responsibilities; and

- the amount of total compensation paid to Mr. Findlay was slightly lower in 2019 than 2018 due to the grant date fair value of the LTI Plan shares granted in 2019, although the target number of shares remained identical.

Base Salary. The salaries for 2019, determined by the Compensation Committee at the end of 2018, are set forth below in the 2019 Summary Compensation Table. In determining these salary levels, we considered the following factors, with no specific weighting applied to any single factor:

- the compensation philosophy and guiding principles described above;

- the performance of Lakeland Financial under key financial objectives;

- the base salary paid to the officers in comparable positions at companies in the peer groups, generally using the median of total compensation as our point of reference if the officer's overall performance and experience warrants such consideration;

- the overall professional experience and background and the industry knowledge of the named executive officers and the quality and effectiveness of their leadership at Lakeland Financial;

- all other components of executive compensation, including bonus, stock awards, retirement and death benefits, as well as other benefits and perquisites;

- the performance of Lakeland Financial's stock price, although it is not a key factor in considering compensation as the committee believes that the performance of the stock price is subject to factors outside the control of executive management; and

- internal pay equity among Lakeland Financial executives.

At the end of 2019, the Compensation Committee determined the base salaries of the named executive officers for 2020. The committee approved raises for all of the named executive officers for 2020 based on the factors described above. The base salaries for 2019 and 2020 are set forth below.

Name	Position	2020 Base Salary	2019 Base Salary	Percent Change
David M. Findlay	President and Chief Executive Officer	$ 615,000	$ 595,500	3.3%
Lisa M. O'Neill	Executive Vice President and Chief Financial Officer	268,000	248,000	8.1%
Eric H. Ottinger	Executive Vice President - Commercial Banking	318,000	312,000	1.9%
Kristin L. Pruitt	Executive Vice President, Chief Administrative Officer	304,000	280,000	8.6%
Kevin L. Deardorff	Executive Vice President - Retail Banking	253,000	253,000	0.0%

Annual Bonus. The Compensation Committee typically determines eligibility for annual bonus payments using the parameters defined in the Company's Executive Incentive Bonus Plan (the EIB Plan), which is a performance-based bonus plan for selected Lake City Bank corporate officers, including the named executive officers. The committee retains the right to modify the program or withhold payment at any time. Since the EIB Plan's inception in 2002, Lakeland Financial's performance has warranted annual payments.

Eligible participants in the EIB Plan, including the named executive officers, may earn an annual performance-based bonus based on Lakeland Financial's overall performance ("Company performance") as well as the individual participant's performance ("individual performance"). The total target bonus opportunity is a percentage of average rate of salary during the year. As set forth in the EIB Plan, 50% of the bonus earned is determined by Company performance and 50% is determined by individual performance. Generally, a participant must be employed through the date of payment to earn a bonus, but participants may earn a pro rata bonus at the actual level of performance upon the date of a qualifying retirement or if terminated in connection with a change in control. No unearned bonuses are payable in the event of a participant's death or disability.

The payout for Company performance is based on our actual net income for that year compared to the targeted net income. We calculate this by using our net income after the 401(k) match and incentive compensation costs. The Compensation Committee approves a targeted net income amount after reviewing the previous year's actual net income in conjunction with the Board's and management's expectations for that particular year. The target net income amount is generally increased each year in order to provide a proper level of incentive to the officers and, in the committee's view, is not at a level that makes it substantially certain that the target will be obtained. The Company performance payout percentage is determined based upon achieving certain performance levels of net income as defined in the table below. The Company employs linear interpolation to determine the payout percentage in the event that actual net income falls between 70% and 90% of target, while the payout percentage is the actual percentage of target net income attained when actual net income falls at or above 90% of target, up to the maximum of 150%.

Performance Level	Target Net Income Percentage	2019 Net Income	Company Performance Payout Percentage
Maximum Performance	150%	$ 131,456,760	150%
Target Performance	**100%**	**87,637,840**	**100%**
Threshold Performance	70%	61,346,488	50%
<Threshold Performance	<70%	<61,346,488	0%

The actual net income used for bonus calculation 2019 was $87,047,000, or 99% of the targeted amount, and bonuses with respect to Company performance were, therefore, paid out at that same level. Individual bonus payments under this plan are determined further by the formulas described below, although the Compensation Committee reserves the right to modify the payouts in its sole discretion.

The payout for individual performance is determined by the participant's achievement of individual performance goals that are established for the year. The Compensation Committee also has the discretion to reward achievements that are not the subject of any pre-established goals.

In 2019, the committee determined that the named executive officers performed well in achieving their respective individual performance goals. The percent of eligible salary and individual performance payout percentages for each named executive officer are listed in the table below. However, although each of the named executive officers met performance goals in 2019, the Compensation Committee determined that deductions were nevertheless appropriate due to a situation involving one client in 2019, other than for Mr. Deardorff, whose amount of bonus was agreed to pursuant to his transitional retirement agreement.

Name	Percent of Eligible Salary	Individual Performance Payout Percentage
David M. Findlay	50%	95%
Lisa M. O'Neill	40%	95%
Eric H. Ottinger	40%	80%
Kristin L. Pruitt	40%	95%
Kevin L. Deardorff	40%	100%

The 2019 individual goals are set forth below:

David M. Findlay
- Work with the Management Committee to implement the 2019 Strategic Plan, complete the strategic initiatives in the 2019 Strategic Plan and achieve financial performance targets contained in the 2019 budget.

- Provide effective leadership of the Company's Management Team.
- Effectively coordinate senior management's involvement with the Board.
- Represent Lakeland Financial and Lake City Bank in the community.

Lisa M. O'Neill
- Ensure completion of 2019 Strategic Initiatives for all areas of responsibility.
- Active engagement on M&A and investment banking matters.
- Oversee bankwide data gathering and analysis initiatives.
- Hire and integrate new SVP-Finance.
- Further leadership development.

Eric H. Ottinger
- Improve credit summary and submission templates.
- Ensure completion of 2019 Commercial Strategic Initiatives.
- Develop performance improvement opportunities with commercial team.
- Manage asset quality and commercial real estate exposure.
- Expand partnerships with Retail and Wealth Advisory Group.

Kristin L. Pruitt
- Active engagement on M&A and investment banking matters.
- Strengthen and expand Chief Administrative Officer role.
- Continue development of plan to prepare the Bank for higher levels of regulatory scrutiny as the Bank's asset size increases.
- Develop Wellness Plan and Diversity and Inclusion Program.
- Ensure completion of 2019 Strategic Initiatives.

Kevin L. Deardorff
- Ensure completion of 2019 Strategic Initiatives for all areas of responsibility.
- Develop performance improvement opportunities with the commercial team.
- Expand partnerships with Commercial and Wealth Advisory Group.
- Formalize branch development planning.

For 2019, our overall performance and achievement of individual goals resulted in aggregate bonus payments of approximately $2.8 million paid to 253 employees and ranged from 3% to 47% of base salary. The bonuses paid to our named executive officers in 2020 and 2019 are included in the table below.

Name	Bonus Paid in 2020 for 2019 Performance	Bonus Paid in 2019 for 2018 Performance	Percentage Change
David M. Findlay	$ 280,035	$ 279,578	0.2%
Lisa M. O'Neill	93,298	97,920	-4.7%
Eric H. Ottinger	98,841	109,136	-9.4%
Kristin L. Pruitt	105,336	106,080	-0.7%
Kevin L. Deardorff	100,188	99,960	0.2%

Long-Term Incentive Plan. The Company maintains an Amended and Restated Long-Term Incentive Plan ("LTI Plan"). The plan is designed to provide for performance-based payouts based upon key financial criteria over rolling three-year periods, which are recommended by Mr. Findlay and approved by the Compensation Committee. The Compensation Committee has made grants under the LTI Plan each year since the plan was implemented in 2006. At the discretion of the committee, awards under the LTI Plan consist of performance based restricted stock units rather than cash to provide for additional alignment with shareholders and stock price performance over the performance period.

The purpose of the LTI Plan is to motivate select officers, including our named executive officers, to collectively produce outstanding results, encourage superior performance, increase productivity and aid in attracting and retaining key employees. Mr. Findlay recommends, subject to the Compensation Committee's approval, the performance measures and performance targets to be used for each performance period and the LTI bonus to be paid if certain required conditions are met. The committee currently utilizes three key financial measures: revenue growth rate, diluted earnings per share growth rate and average return on beginning equity. Performance targets can be based on a combination of Lakeland Financial's goals, business unit and/or individual goals or on such other factors that the committee may determine and approve. Different performance targets may be established for different participants for any performance period, although currently all executives have the same performance targets.

Unless the Compensation Committee determines otherwise, a new three-year performance period will begin each year under the LTI Plan. Thus, the maximum number of performance periods open to measurement at any time is three. Our named executive officers and other select officers receive earned LTI Plan payouts on a yearly basis at the conclusion of each successive three-year performance period. The committee believes that, by making annual awards that consider Company performance over rolling three-year periods, the committee is incentivizing our named executive officers to focus on consistent and sustainable performance rather than taking outsized risks in any one particular year.

The amount of the LTI bonus awarded for each performance period is based upon achieving certain performance levels for each of the three measurement criteria as defined in the tables below. The Company employs linear interpolation to determine the payout in the event a measurement criterion falls between the threshold and target, or target and maximum, performance levels.

| | 3 Year Revenue Growth | | | |
| | Performance Period | | | |
Performance Level	2020-2022	2019-2021	2018-2020	Vesting
Maximum Performance	8.25%	13.25%	12.50%	50% of target award
Target Performance	**4.75%**	**8.50%**	**8.00%**	**33.33% of target award**
Threshold Performance	2.25%	5.00%	4.50%	16.67% of target award
<Threshold Performance	<2.25%	<5.00%	<4.50%	0% of target award

| | 3 Year Diluted Earnings Per Share Growth | | | |
| | Performance Period | | | |
Performance Level	2020-2022	2019-2021	2018-2020	Vesting
Maximum Performance	8.00%	15.25%	24.50%	50% of target award
Target Performance	**4.50%**	**8.50%**	**18.00%**	**33.33% of target award**
Threshold Performance	2.25%	3.50%	13.50%	16.67% of target award
<Threshold Performance	<2.25%	<3.50%	<13.50%	0% of target award

| | 3 Year Return on Average Beginning Equity Growth | | | |
| | Performance Period | | | |
Performance Level	2020-2022	2019-2021	2018-2020	Vesting
Maximum Performance	17.75%	19.50%	18.75%	50% of target award
Target Performance	**14.50%**	**16.50%**	**16.25%**	**33.33% of target award**
Threshold Performance	12.50%	14.25%	14.00%	16.67% of target award
<Threshold Performance	<12.50%	<14.25%	<14.00%	0% of target award

The Compensation Committee directed management to accrue for the open periods at an amount equal to the sum of the percentages of the actual financial performance against the targeted performance levels, with each of the three criteria valued at 33.33% of the total accrual.

The Compensation Committee generally kept the grant share amounts the same as the prior year's grants for the LTI Plan grants for 2020, but determined that Ms. Pruitt's share grant should be increased to maintain the LTI grant value at a similar percentage of salary to the members of executive management and to reflect her increased responsibilities as Chief Administrative Officer. This action was taken to ensure that the equity compensation is fair to both participants and the Company's shareholders.

The LTI Plan allows the Compensation Committee, at its discretion, to adjust performance goals and performance measure results for extraordinary events or accounting adjustments resulting from significant asset purchases or dispositions or other events not contemplated or otherwise considered by the committee when the performance measures and targets were set. For the LTI Plan periods ending in 2017, 2018 and 2019, the Compensation Committee determined that it should exclude the impact of the 2017 Tax Cuts and Jobs Act.

For the three-year performance period ended December 31, 2019, awards were paid at 133% of target, for a total of 111,751 shares paid to 43 individuals in accordance with the terms of the LTI Plan. The performance metrics and actual results for the 2017-2019 performance period were as follows:

Performance Metric	2017-2019		Weighted Payout Percentage
	Target Performance	Actual Performance	
3 Year Revenue Growth	6.50%	9.75%	46.85%
3 Year Diluted Earnings Per Share Growth	8.00%	11.74%	43.72%
3 Year Return on Average Beginning Equity Growth	12.75%	14.31%	42.76%
Payout Percentage			133.33%

The payouts to the named executive officers for the 2017-2019 and the 2016-2018 performance periods, which were payable in early 2020 and 2019, respectively, were as follows:

Name	Performance Period 2017-2019 Payout Shares[1]	Performance Period 2016-2018 Payout Shares[1]
David M. Findlay	21,546	25,560
Lisa M. O'Neill	7,182	8,520
Eric H. Ottinger	7,182	8,520
Kristin L. Pruitt	7,182	8,520
Kevin L. Deardorff	7,182	8,520

(1) Share amounts reflect the 2016 3-for-2 common stock split.

The target award that each named executive officer may earn under the 2018-2020, 2019-2021 and 2020-2022 performance periods is as follows:

Name	Performance Period 2020-2022 Target Share Award Payable in 2023	Performance Period 2019-2021 Target Share Award Payable in 2022	Performance Period 2018-2020 Target Share Award Payable in 2021
David M. Findlay	16,000	16,000	16,000
Lisa M. O'Neill	5,400	5,400	5,400
Eric H. Ottinger	6,500	6,500	6,500
Kristin L. Pruitt	6,500	6,000	5,700
Kevin L. Deardorff	5,400	5,400	5,400

Shares delivered pursuant to the LTI Plan, as described above, are currently granted under the shareholder-approved 2017 Equity Incentive Plan (the "2017 Equity Plan"). Pursuant to the terms of the 2017 Equity Plan and restricted stock unit award agreements governing the terms of the LTI Plan awards, unvested awards are forfeited upon termination of employment, other than a termination in connection with a change in control or due to the participant's death, disability or retirement. Generally, upon a qualifying retirement, awards will vest at the target level of performance, prorated for the portion of the performance period during which the executive was employed. In the event of a termination of employment due to death, disability, or in connection with a change in control of the Company, such awards will fully vest at the target level of performance.

No other stock-based awards were issued in 2019 to the named executive officers under our 2017 Equity Incentive Plan, as set forth on the 2019 Outstanding Equity Awards at Fiscal Year End Table.

All Other Compensation and Perquisites. While the Compensation Committee reviews and monitors the level of other compensation offered to the named executive officers, the committee typically does not adjust the level of benefits offered on an annual basis. The committee does consider the benefits and perquisites offered to the named executive officers in its evaluation of the total compensation received by each. It is our belief that perquisites for executive officers should be very limited in scope and value and reflective of similar perquisites from competitive employers both in the industry and the region. Due to this philosophy, Lakeland Financial has generally provided nominal benefits to executives that are not available to all full-time employees and we plan to continue this approach in the future. The benefits offered in 2019 to the named executive officers will continue for 2020. The perquisites received by the named executive officers in 2019 are reported in the 2019 Summary Compensation Table.

Change in Control and Employment Agreements. The Company has change in control agreements with each of Messrs. Findlay and Ottinger and Messes. O'Neill and Pruitt. On November 8, 2019, in connection with his planned retirement, the Company entered into a transitional retirement agreement with Mr. Deardorff which, among other terms, supersedes his change in control agreement (which followed the same form of agreements in place with our other executives). The change in control and employment agreements are also discussed more fully in the Potential Payments upon Termination or Change in Control section below.

Assessment of Compensation Risk

The Compensation Committee has reviewed and discussed this CD&A and Analysis with executive management.

In 2019, the Compensation Committee completed its thorough annual review of all compensation programs offered at Lakeland Financial and Lake City Bank, including those described in this CD&A, to determine whether any aspect of the plans or programs encourages excessive or unnecessary risk taking that would adversely affect the long-term value or performance of Lakeland Financial. Based on the risk assessment process, which is more fully described below, the committee concluded that the compensation plans and programs, considered individually and as a whole, do not encourage excessive risk taking and are designed to encourage and reward decisions that create long-term shareholder value in a manner consistent with the Company's core values.

The senior risk officer compiled an inventory of the design features of all incentive compensation plans and programs for purposes of assessing the potential for encouraging excessive or unnecessary risk taking that could threaten the value of the enterprise and presented this inventory to the Compensation Committee. The committee then considered how the structure of each plan or program impacted risk taking of plan participants. In addition, the committee examined Lakeland Financial's compensation plans and programs in light of recent incentive compensation failures in the market place.

In analyzing the risks inherent in the Company's annual bonus plan, as described under the Annual Bonus section below, the Compensation Committee determined as follows:

- Bonus amounts are tied to financial performance and personal performance against individualized goals, including non-financial goals.

- Threshold goals are reasonably achievable with good performance and are sufficiently challenging but not overly difficult.

- Payouts are interpolated based on percentage of net income achieved.

- Reasonable bonus maximums exist as part of an overall balanced pay mix.

With respect to the LTI Plan as described under the Long-Term Incentive Plan section below, the committee concluded that the plan was well designed to align the Company's strategic objectives with long-term value creation for the following reasons:

- Performance metrics factor in risk of capital and measures that take into consideration balance sheet, income statement and equity factors.

- Threshold goals are reasonably achievable with good performance and are sufficiently challenging but not overly difficult. The LTI Plan includes neither steep cliffs for not achieving goals nor exponential upside for achieving them. Reasonable leverage exists above threshold goals to achieve maximum payouts.

- Incentives are capped at reasonable levels.

- Maximum awards are an appropriate portion of total pay.

- The three-year performance period discourages measures that do not benefit the Company over the long term.

- Denomination in Company stock gives incentive to focus on sustained value creation, and further alignment with shareholder interests.

The Compensation Committee completed similar analyses for the other compensation programs available to employees, and concluded that the amounts provided under such programs are reasonable as part of a balanced pay mix and appropriately incentivize performance without encouraging the manipulation of earnings, other performance metrics, or other improper behavior in order to enhance the benefits payable under such programs.

The Compensation Committee then reviewed the overall executive compensation structure and reached the following conclusions, based on the following key risk categories:

- *Strategic Risk*: The Compensation Committee determined that, overall, the performance metrics align with the Company's strategy and objectives for long-term value creation for our shareholders, properly reward various performance outcomes, and account for risk over a longer-term time horizon.

- *Cultural Risk*: Lakeland Financial has strong corporate values that emphasize ethical behavior, actions that contribute to building long-term value rather than short-term performance, teamwork and investment in people and infrastructure. Our senior executives have little incentive to be overly focused on short-term stock price performance.

- *Governance Risk*: The Compensation Committee is independent, has access to consultants and other advisers independent of management, has an appropriate level of expertise and is fully educated on all material incentive plans and programs.

- *Pay-Mix Risk*: Lakeland Financial has market-competitive salaries which reduce pressure on short-term performance as a barrier to reasonable annual compensation. The Compensation Committee believes the mix between short-term and longer-term incentives is appropriately balanced.

- *Performance Measurement Risk:* The Compensation Committee has a disciplined process of establishing goals for and evaluating the performance of Mr. Findlay in executive sessions at which he is not present. The committee also reviews and approves Mr. Findlay's goals for and performance assessments of the other named executive officers. Financial performance measures consider the income statement, balance sheet and statement of cash flows so that management is accountable for all aspects of Lakeland Financial's financial health. The Company considers both financial and non-financial performance outcomes in assessing executives' performance and compensation.

- *Annual Incentive Risk*: Executives' annual bonuses are earned based on both financial and non-financial performance. Target bonuses are reasonably achievable with good performance. The Compensation Committee believes the goals are challenging, but not overly difficult. The bonus payout curves do not use steep cliffs for target bonus or exponential payouts for maximum payouts.

- *Long-Term Incentive Risk*: The LTI Plan uses different performance metrics and measurement periods than annual incentives so that short-term performance is not overemphasized. Restricted stock units under the LTI Plan do not use overly stretched goals or accelerated payout curves. The target and maximum payouts under the LTI Plan are reasonable in light of our overall pay mix. Long-term incentives focus on measures of sustainable value creation for long-term investors.

After considering all components of the compensation paid to the named executive officers, the Compensation Committee has determined that the compensation is reasonable and not excessive, and does not encourage imprudent risk-taking or other improper behavior.

In making this determination, the Compensation Committee considered many factors, including:

- Management has positioned Lakeland Financial for future success through the planning and execution of Lakeland Financial's strategic plan.

- Management has consistently led Lakeland Financial to strong levels of performance in recent years.

- The shareholder return performance of Lakeland Financial over the past five years has outpaced the performance of companies in Lakeland Financial's peer group.

- Lakeland Financial is well positioned in the communities it serves as a result of the direction that this management team has taken the Company.

Compensation Committee Interlocks and Insider Participation

The persons submitting the compensation committee report listed previously were the only persons who served on the Compensation Committee of the Board during the last fiscal year.

COMPENSATION COMMITTEE REPORT

Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in Lakeland Financial's Annual Report on Form 10-K for the year ended December 31, 2019.

Submitted by:

Blake W. Augsburger
Daniel F. Evans, Jr.
Thomas A. Hiatt
Emily E. Pichon
M. Scott Welch

Members of the Compensation Committee

EXECUTIVE COMPENSATION

2019 Summary Compensation Table

The following table sets forth information concerning the compensation of our Chief Executive Officer, Chief Financial Officer and our other three most highly compensated executive officers in 2019, 2018 and 2017.

Name and Principal Position (a)	Year (b)	Salary[1] (c)	Stock Awards [2][3] (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] (f)	All Other Compensation [5] (g)	Total (h)
David M. Findlay President and Chief Executive Officer	2019	$593,369	$ 685,511	$ 280,035	---	$ 23,073	$1,581,988
	2018	566,527	734,928	279,578	---	23,138	1,604,172
	2017	549,231	731,163	297,675	---	23,659	1,601,728
Lisa M. O'Neill Executive Vice President and Chief Financial Officer	2019	247,385	231,360	93,298	---	18,441	590,484
	2018	238,769	248,038	97,920	---	18,639	603,367
	2017	223,385	243,721	96,768	---	19,305	583,179
Eric H. Ottinger Executive Vice President - Commercial Banking	2019	310,525	278,489	98,841	---	28,456	716,311
	2018	288,923	298,565	109,136	---	28,604	725,228
	2017	250,692	243,721	108,864	---	28,920	632,197
Kristin L. Pruitt Executive Vice President, Chief Administrative Officer	2019	278,462	257,067	105,336	---	20,033	660,898
	2018	258,923	261,818	106,080	---	20,439	647,261
	2017	236,846	243,721	106,272	---	21,105	607,944
Kevin L. Deardorff Executive Vice President - Retail Banking	2019	252,448	231,360	100,188	$ 19,811	18,441	622,248
	2018	244,372	248,038	99,960	---	18,639	611,009
	2017	235,372	243,721	101,952	6,423	19,305	606,773

(1)   Salary reported includes amounts deferred at the officer's election pursuant to the Company's deferred compensation plans.

(2)   For 2019, represents the grant date fair value calculated in accordance with FASB ASC Topic 718 for performance-based restricted stock unit awards granted under our LTI Plan for the 2019-2021 performance period. For 2018, represents such grant date fair value for performance-based restricted stock unit awards granted under our LTI Plan for the 2018-2020 performance period. For 2017, represents such grant date fair value for performance-based restricted stock unit awards granted under our LTI Plan for the 2017-2019 performance period. Because the currently outstanding restricted stock units do not pay or accumulate dividend equivalents during the applicable three-year vesting periods, these amounts were calculated based on the Company's closing share price on the date of grant discounted by the present value of the dividends expected to be paid on the underlying shares during the vesting period. Expected dividends are calculated using the most recent dividend rate declared by the Board on the grant date. The Company uses a discount rate equal to the three year Treasury rate on the grant date. See the discussion of equity awards in Note 15 of the Notes to Consolidated Financial

Statements for Lakeland Financial's financial statements for the year ended December 31, 2019 for further information regarding these awards.

(3)   The above values are based on the probable outcome of performance conditions at the time of grant. The maximum value that could be paid out based on performance for each individual under the respective performance-based restricted stock unit award is as follows:

Name	2019	2018	2017
David M. Findlay	$ 1,028,267	$ 1,102,392	$ 1,096,745
Lisa M. O'Neill	347,040	372,057	365,582
Eric H. Ottinger	417,733	447,847	365,582
Kristin L. Pruitt	385,600	392,727	365,582
Kevin L. Deardorff	347,040	372,057	365,582

(4)   Amounts reflect the aggregate increase in the actuarial present value of the named executive officers' accumulated benefit under the Lakeland Financial Corporation Pension Plan during 2019. No named executive officer received preferential or above-market earnings on deferred compensation.

(5)   The amounts for 2019 set forth in column (g) as "all other compensation" include 401(k) plan matching contributions, country club memberships and cell phone stipends we paid as follows:

Name	401(k) Match	Cell Phone Stipend	Country Club Membership	Total
David M. Findlay	$ 16,632	$ 1,809	$ 4,632	$ 23,073
Lisa M. O'Neill	16,632	1,809	---	18,441
Eric H. Ottinger	16,632	1,809	10,015	28,456
Kristin L. Pruitt	16,632	1,809	1,592	20,033
Kevin L. Deardorff	16,632	1,809	---	18,441

2019 Grants of Plan-Based Awards Table

The following table provides information on annual cash bonuses under our Executive Incentive Bonus Plan and on long-term equity performance awards under our Amended and Restated Long-Term Incentive Plan. These plans are described in more detail in the Compensation Discussion and Analysis section. The estimated amounts set forth in the table are subject to the terms of the respective plan and Company and individual performance, as described in the Compensation Discussion and Analysis section.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			Grant Date Fair Value of Stock and Option Awards (i)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (shares) (f)	Target (shares) (g)	Maximum (shares) (h)	
David M. Findlay								
LTI Plan	2/5/2019[1]				8,000	16,000	24,000	$ 685,511
Executive Incentive Bonus Plan	---[2]	$ 148,875	$ 297,750	$ 446,625				
Lisa M. O'Neill								
LTI Plan	2/5/2019[1]				2,700	5,400	8,100	231,360
Executive Incentive Bonus Plan	---[2]	49,600	99,200	148,800				
Eric H. Ottinger								
LTI Plan	2/5/2019[1]				3,250	6,500	9,750	278,489
Executive Incentive Bonus Plan	---[2]	62,400	124,800	187,200				
Kristin L. Pruitt								
LTI Plan	2/5/2019[1]				3,000	6,000	9,000	257,067
Executive Incentive Bonus Plan	---[2]	56,000	112,000	168,000				
Kevin L. Deardorff								
LTI Plan	2/5/2019[1]				2,700	5,400	8,100	231,360
Executive Incentive Bonus Plan	---[2]	50,600	101,200	151,800				

(1)   Represents possible payments pursuant to the LTI Plan for the performance period running from 2019-2021. The plan is described in the section entitled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis section.

(2)   Represents possible payments pursuant to the Executive Incentive Bonus Plan for 2019 performance. The plan is described in the section entitled "Annual Bonus" in the Compensation Discussion and Analysis section. The bonus payout for 2019 performance is shown in the column entitled "Non-equity incentive plan compensation" in the Summary Compensation Table above.

(3)   The Compensation Discussion and Analysis describes the performance conditions applicable to these grants under Compensation Decisions – Long-Term Incentive Plan.

2019 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information concerning outstanding option awards and stock awards at December 31, 2019 held by the individuals named in the Summary Compensation Table. Market values for outstanding stock awards are based on the closing price of Lakeland Financial stock on December 31, 2019 (the last trading day of the year) of $48.93.

Name (a)	Grant Date (b)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (i)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)[1]
David M. Findlay	2/5/19	24,000	$ 1,174,320
	1/1/18	24,000	1,174,320
	1/1/17	24,300	1,188,999
Lisa M. O'Neill	2/5/19	8,100	396,333
	1/1/18	8,100	396,333
	1/1/17	8,100	396,333
Eric H. Ottinger	2/5/19	9,750	477,068
	1/1/18	9,750	477,068
	1/1/17	8,100	396,333
Kristin L. Pruitt	2/5/19	9,000	440,370
	1/1/18	8,550	418,352
	1/1/17	8,100	396,333
Kevin L. Deardorff	2/5/19	8,100	396,333
	1/1/18	8,100	396,333
	1/1/17	8,100	396,333

(1) The awards reflected above vest based upon the achievement of certain performance thresholds over a three-year period, as described in the section entitled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis section above. Restricted stock units subject to awards made in 2019, 2018, and 2017 vest, if any, on January 1 of 2021, 2020, and 2019, respectively. Based on actual performance during the performance period through December 31, 2019, all awards are reported at maximum performance.

2019 Option Exercises and Stock Vested Table

The following table sets forth information concerning the exercise of options and the vesting of stock awards in 2019 by the individuals named in the Summary Compensation Table.

| | Stock Awards | |
Name (a)	Number of Shares Acquired on Vesting[1][3] (d)	Value Realized on Vesting[2] (e)
David M. Findlay	25,560	$ 1,041,570
Lisa M. O'Neill	8,520	347,190
Eric H. Ottinger	8,520	347,190
Kristin L. Pruitt	8,520	347,190
Kevin L. Deardorff	8,520	347,190

(1)   Shares include restricted stock units under the LTI Plan that vested in 2019 for the 2016 – 2018 performance period. In determining the attainment of performance measures under the LTI Plan that vested in 2019 for the 2016 – 2018 performance period, the impact of the 2017 Tax Cuts and Jobs Act was excluded as an extraordinary event.

(2)   Amounts reflect the value realized upon vesting of restricted stock units based on a closing price of Lakeland Financial stock of $40.75 on January 2, 2019, the next trading day following the date of vesting.

(3)   Share amounts above reflect the 3-for-2 common stock split on July 25, 2016 paid in the form of a stock dividend on August 5, 2016.

Pension Benefits

The following table provides information as of December 31, 2019 for each of our named executive officers regarding the actuarial present value of the officer's total accumulated benefit under our defined benefit retirement plan, the Lakeland Financial Corporation Pension Plan.

Name (a)	Plan Name (b)	Number of Years Credited Service[1] (c)	Present Value of Accumulated Benefit[2] (d)	Payments During Last Fiscal Year (e)
David M. Findlay	---	---	---	---
Lisa M. O'Neill	---	---	---	---
Eric H. Ottinger	---	---	---	---
Kristin L. Pruitt	---	---	---	---
Kevin L. Deardorff	Lakeland Financial Corporation Pension Plan	10	$ 80,327	---

(1)   Although Mr. Deardorff has 29 years of actual service with the Company, he has only 10 years of service credit as the plan was frozen with respect to future benefit accruals in 2000.

(2)   See the discussion of pension and other post retirement plans in Note 11 to the Consolidated Financial Statements for Lakeland Financial's financial statements for the year ended December 31, 2019 for further information regarding the valuation method and material assumptions applied in quantifying the present value of the accumulated benefit.

Our defined benefit retirement plan covers certain employees over 21 years of age with more than one year of service. Effective April 1, 2000, we amended the plan to freeze the accrual of benefits to participants under the plan. As a result of this amendment, employees who were not participants in the plan as of March 31,

2000 are not able to become participants under the plan. In addition, all benefits previously accrued under the plan by participants were frozen in place, and continuing employment with us will not increase the employee's benefits upon retirement. Normal retirement age is 65. Participants received credit for 2 1/2% of their average salary for each year up to 20 years of service or through March 31, 2000, whichever occurred first.

The principal benefit under this plan is a lifetime annuity for the joint lives of participants and their spouses. This amount is offset by social security benefits. On December 31, 1985, the then existing plan was terminated and the latest plan (which is now frozen) was adopted effective January 1, 1986. Participants in the terminated plan were paid cash or received annuities for their earned benefits as of December 31, 1985. The amounts paid for annuities purchased as a part of the plan termination will reduce the benefits to be paid out of the latest plan.

Nonqualified Deferred Compensation

Effective January 1, 2004, we adopted the Lake City Bank Deferred Compensation Plan. The purpose of the plan is to provide an option for salary deferrals at the participant's voluntary election for certain individuals without regard to statutory limitations under tax qualified plans. The plan is available to all of our executive officers. The plan is funded solely by participant contributions and does not receive a Company match. Participants may defer a portion of their salary or bonus under the plan. Deferred amounts are tracked by the Company in a deferral account. The Company will credit earnings and losses to the participant's deferred account based on the performance of one or more measurements funds selected by the participant from a pool of measurement funds selected by the Compensation Committee. The participant's deferred account balance will be distributed in a lump sum following the participant's termination of employment or death. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement on or after the participant's attainment of age 55 and five years of service, but may not make withdrawals during their employment, except in the event of a financial hardship as approved by the Compensation Committee, or if the participant makes an in service distribution election prior to the time of the deferral in accordance with the terms of the plan. All deferral elections and associated distribution schedules are irrevocable. Earnings or losses on deferrals are the result of market performance of the selected investments.

Name (a)	Executive Contributions in Last FY (b)	Registrant Contributions in Last FY (c)	Aggregate Earnings in Last FY (d)	Aggregate Withdrawals/ Distributions (e)	Aggregate Balance at Last FYE (f)
David M. Findlay[1]	$ 188,930	---	$ 598,483	---	$ 2,938,418
Lisa M. O'Neill[2]	---	---	1,164	---	5,380
Eric H. Ottinger[3]	27,316	---	10,170	---	62,864
Kristin L. Pruitt[4]	37,574	---	33,940	---	229,641
Kevin L. Deardorff[5]	49,980	---	37,635	---	238,860

(1) With respect to Mr. Findlay, $119,036 and $69,894 of the 2019 contributions were reported in the Summary Compensation Table as salary and non-equity incentive compensation, respectively. The 2019 aggregate earnings were not considered above market interest, and as such, were not reported in the Summary Compensation Table. $1,539,226 of the aggregate balance as of December 31, 2019 has been reported as compensation to the executive in the Summary Compensation Table in previous years.

(2) With respect to Ms. O'Neill, the 2019 aggregate earnings were not considered above market interest, and as such, were not reported in the Summary Compensation Table. $5,000 of the aggregate balance as of December 31, 2019 has been reported as compensation to the executive in the Summary Compensation Table in previous years.

(3) With respect to Mr. Ottinger, $21,859 and $5,457 of the 2019 contributions were reported in the Summary Compensation Table as salary and non-equity incentive compensation. The 2019 aggregate earnings were not considered above market interest, and as such, were not reported in the Summary Compensation Table. $27,555 of the aggregate balance as of December 31, 2019 has been reported as compensation to the executive in the Summary Compensation Table in previous years.

(4) With respect to Ms. Pruitt, $28,027 and $9,547 of the 2019 contributions were reported in the Summary Compensation Table as salary and non-equity incentive compensation, respectively. The 2019 aggregate earnings were not considered above market interest, and as such, were not reported in the Summary Compensation Table. $126,195 of the aggregate balance as of December 31, 2019 has been reported as compensation to the executive in the Summary Compensation Table in previous years.

(5) With respect to Mr. Deardorff, $49,980 of the 2019 contributions were reported in the Summary Compensation Table as non-equity incentive compensation. The 2019 aggregate earnings were not considered above market interest, and as such, were not reported in the Summary Compensation Table. $141,116 of the aggregate balance as of December 31, 2019 was reported as compensation to the executive in the Summary Compensation Table in previous years.

As noted above, all contributions to the plan are funded solely by voluntary participant contributions, which represent a deferral of annual salary or non-equity incentive compensation, and there are no Company matching contributions. All aggregate earnings shown above represent investment and interest return on participant contributions.

Potential Payments Upon Termination or Change in Control

The following table sets forth information concerning potential payments and benefits under our compensation programs and benefit plans to which the named executive officers would be entitled upon a hypothetical termination of employment as of December 31, 2019. As is more fully described below, all of the named executive officers other than Mr. Deardorff were subject to change in control agreements with Lakeland Financial that were in effect on December 31, 2019 (each, a "Change in Control Agreement"), which provide for payments and benefits to a terminating executive in connection with a change in control of Lakeland Financial. Mr. Deardorff is subject to a transitional retirement agreement (the "Retirement Agreement"), effective as of November 1, 2019, which provides for payments and benefits following qualifying terminations of employment. Except for the payments and benefits provided by the Change in Control Agreements and the Retirement Agreement, all other payments and benefits provided to any named executive officer upon termination of employment are the same as the payments and benefits provided to other eligible executives of Lakeland Financial. For purposes of estimating the value of certain equity awards, we have assumed a price per share of our common stock of $48.93, which was the closing price of our stock on December 31, 2019, the last trading day of the year.

Name	Type of Payment	Voluntary Retirement		Termination-Death or Disability		Termination, by the Company Other Than for Cause, or by the Executive for Good Reason, in Connection with Change in Control[1][6]	
David M. Findlay	Cash Severance Payment		---		---	$	1,786,500
	LTI Plan[2]	$	782,880	$	1,565,760		1,565,760
	Executive Incentive Bonus Plan[3]		294,773		294,773		294,773
	Continuation of Medical/Dental Benefits[4]		---		---		33,328
	Total Termination Benefits	$	1,077,653	$	1,860,533	$	3,680,361
Lisa M. O'Neill	Cash Severance Payment		---		---	$	694,400
	LTI Plan[2]		---	$	528,444		528,444
	Executive Incentive Bonus Plan[3]		---		---		98,208
	Continuation of Medical/Dental Benefits[4]		---		---		33,328
	Total Termination Benefits		---	$	528,444	$	1,354,380
Eric H. Ottinger	Cash Severance Payment		---		---	$	873,600
	LTI Plan[2]		---	$	636,090		636,090
	Executive Incentive Bonus Plan[3]		---		---		123,552
	Continuation of Medical/Dental Benefits[4]		---		---		33,328
	Total Termination Benefits		---	$	636,090	$	1,666,570
Kristin L. Pruitt	Cash Severance Payment		---		---	$	784,000
	LTI Plan[2]		---	$	572,481		572,481
	Executive Incentive Bonus Plan[3]		---		---		110,880
	Continuation of Medical/Dental Benefits[4]		---		---		490
	Total Termination Benefits		---	$	572,481	$	1,467,851
Kevin L. Deardorff [5]	Cash Severance Payment		---	$	442,750	$	442,750
	LTI Plan[2]	$	264,222		792,666		792,666
	Executive Incentive Bonus Plan[3]		100,188		100,188		100,188
	Continuation of Medical/Dental Benefits[4]		---		21,977		21,977
	Total Termination Benefits	$	364,410	$	1,357,581	$	1,357,581

(1) With the exception of Mr. Deardorff, amounts set forth are gross amounts payable upon a termination without cause or a resignation by the executive for good reason (a "Termination") in connection with a change in control and are subject to a modified 280G cutback provision, which may result in a reduced payment. Please see note (5) below for discussion of potential payments to Mr. Deardorff under the terms of his Retirement Agreement.

(2) Under the LTI Plan a prorated portion of outstanding awards will vest upon a qualifying retirement, with such number determined based upon target performance for the portion of the performance period during which the retiring executive was employed. Only Messrs. Findlay and Deardorff would qualify for such treatment upon a retirement as of December 31, 2019. LTI Plan awards become fully vested at target performance upon the participant's death or disability. Upon a termination in connection with a change in control, outstanding LTI Plan awards fully vest at target performance in accordance with the 2017 Equity Incentive Plan and applicable award agreements.

(3) Under the Executive Incentive Bonus Plan, a participant forfeits his or her bonus eligibility upon terminating employment prior to the date of payment. However, a prorated bonus is payable to a participant upon a qualifying retirement, based upon actual performance under relevant performance metrics through the date of such retirement. Only Messrs. Findlay and Deardorff would qualify for such treatment upon a retirement as of December 31, 2019. The calculations above assume a level of individual and Company performance of 99%. In addition, in the event of a termination in connection with a change in control of the Company, bonuses for any completed performance periods are payable.

For purposes of the table above, it is assumed that each executive's employment terminated on December 31, 2019 and therefore the above table includes the full 2019 bonus amounts. Please see note (5) for further discussion relating to Mr. Deardorff.

(4)   Because our medical and dental benefit plans are self-funded, we have estimated the amounts due for 18 months of medical, dental and vision benefits based on our monthly COBRA continuation rates.

(5)   Potential payments to Mr. Deardorff under the Retirement Agreement are determinable pursuant to the explanations in notes (1)-(4) with the following exceptions. First, pursuant to the Retirement Agreement, Mr. Deardorff will continue to receive his annual salary and bonus, payable pursuant to the Company's regular practices and subject to the terms of the EIB Plan, in the event of a Termination or a termination due to death or disability prior to his retirement date of June 30, 2021. The cash severance payment therefore consists of eighteen months of salary and annual bonuses at the rates provided in his Retirement Agreement. Second, the Retirement Agreement provides that Mr. Deardorff will receive healthcare continuation coverage through June 30, 2021 in the event of any termination other than his voluntary resignation. Third, Mr. Deardorff is eligible to receive a grant under the LTI Plan for the 2020-2022 performance period pursuant to the Company's ordinary practices. For the purposes of valuing such a future award as of December 31, 2019, we assume Mr. Deardorff would receive a cash payment in lieu of a new grant of performance-based restricted stock units, in an amount equal to our closing share price on December 31, 2019 multiplied by the target number of shares. Because Mr. Deardorff would be eligible to receive such LTI Plan award (or, as is relevant here, a cash payment in lieu thereof) in the case of any termination other than his voluntary resignation before June 30, 2021, the amounts reflected for the LTI Plan benefit in all instances other than in the Voluntary Retirement column consist of the amount of the estimated cash payment added to the estimated value of accelerated vesting of outstanding LTI Plan awards for which Mr. Deardorff would be otherwise eligible under the LTI Plan. Finally, Mr. Deardorff is not subject to a 280G cutback provision.

(6)   Mr. Deardorff's Retirement Agreement does not specifically provide for benefits upon a Termination in connection with a change in control (as with the other executives, whose agreements provide for benefits only in connection with such a Termination). Any benefits due to him in such an instance would also be due to him for a Termination not in connection with a change in control. Thus, the benefit amounts in both scenarios are identical, other than amount of the LTI Plan benefit, as follows.

In the event of a Termination in connection with a change in control, the terms of the LTI Plan and applicable award agreements would provide for full vesting of Mr. Deardorff's outstanding awards at a target level of performance, for an estimated benefit as reflected in the table above. In the event of a Termination not in connection with a change in control, pursuant to the Retirement Agreement, all of Mr. Deardorff's outstanding LTI Plan awards would vest on a prorata basis, based upon actual performance for the portion of the performance period preceding June 30, 2021. We assume a target level of performance. Therefore, the value of this prorated LTI Plan benefit would be $748,629, for a total payment of $1,275,341.

Accrued Pay, Certain Retirement Benefits and Vested Equity Awards. The amounts reflected in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment, or amounts that are fully vested under the terms of the applicable plan. These include:

- Accrued salary and vacation pay.

- Regular pension benefits under our defined benefit retirement plan. See "2019 Pension Benefits" above.

- Distributions of plan balances under our 401(k) plan and the Lake City Bank Deferred Compensation Plan (the "Deferred Compensation Plan"). See "Nonqualified Deferred Compensation" above for information on current account balances and an overview of the Deferred Compensation Plan.

Disability, Death and Retirement. Other than with respect to Mr. Deardorff, as described below, a termination of employment due to disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally. As is the case with any other eligible participant under our LTI Plan (as described in the Compensation Discussion and Analysis above), termination of employment due to retirement will entitle the named executive officers to a prorated payout under such plan. In addition, as is also the case with any other eligible participant under our Executive Incentive Bonus Plan (as described in the Compensation Discussion and Analysis above), termination of employment due to retirement will entitle the named executive officers to a prorated bonus under such plan. All employees, including the named executive officers, who receive awards under our 2013 Equity Incentive Plan or our 2017 Equity Incentive Plan will immediately vest in any unvested awards held by such employee in the event of a termination due to disability or death.

Acceleration of Vesting Upon a Change in Control. All employees, including the named executive officers, who receive awards under our 2017 Equity Incentive Plan will immediately vest in any unvested awards held by such employee if (1) the 2017 Equity Incentive Plan and the respective award agreements are not fully assumed in a change in control or (2) the 2017 Equity Incentive Plan and the respective award agreements are fully assumed in the change in control and the employee is terminated by the Company without cause or the employee resigns for good reason.

Change in Control Agreements. Other than as is provided in the Change in Control Agreements, and except as is provided in accordance with the terms of our 2013 Equity Incentive Plan or our 2017 Equity Incentive Plan, no named executive officer other than Mr. Deardorff will be entitled to any payments or benefits as a result of the occurrence of a change in control or as a result of a termination of employment in connection with a change in control.

In the case of a termination of employment by the Company without cause, or by the executive for good reason, within 6 months prior to, or 24 months immediately following, a change in control, the Change in Control Agreements provide for the following:

- Payment, in a single lump sum, of a severance benefit equal to two times the sum of (i) the greater of the executive's then current base salary or the executive's annual base salary as of the date one day prior to the change in control and (ii) the greater of the executive's target annual performance bonus or the amount of the average annual performance bonus paid (or payable) to the executive for the most recently completed three fiscal years of the Company prior to the year in which the termination of employment occurs.

- To the extent the executive (or any of the executive's dependents) was eligible to be covered under the terms of our medical and dental plans for active employees immediately prior to his or her termination date, we will provide the executive (and his dependents, if any), at the Company's cost, with equivalent coverages for up to 18 months following termination of employment, provided the executive elects COBRA coverage. In the event that the executive (and/or his or her dependents, if any) become eligible for coverage under the terms of any other medical and/or dental plan of a subsequent employer which plan benefits are comparable to our plan benefits, coverage under our plans will cease for the executive (and/or his or her dependents, if any).

- Payment of any earned but unpaid salary for the period ending on the termination date, any earned but unpaid annual performance bonus for performance periods completed before the termination date, any accrued but unpaid vacation, and any unreimbursed business expenses.

The change in control benefits described above are subject to a modified 280G cutback provision which provides for a reduction in payments to the extent that such reduction would confer a greater after-tax benefit to the executive after taking into account all income, employment and excise taxes.

The Company entered into revised Change in Control Agreements with the named executive officers effective March 1, 2016 that, among other things, modified the "double-trigger" provision described above, conditioned the receipt of the change in control payment on the executive's execution of a release and waiver of claims against the Company, and increased the geographic scope (but reduced the duration) of the non-compete covenant described below.

In exchange for the payments and benefits provided under the Change in Control Agreements, the executives agree to be bound by a one-year restrictive covenant, which will be effective throughout the geographic area within a 60-mile radius from the location of any office of the Company operating at the time of the executive's termination of employment. The restrictive covenant will prohibit the executive from competing, in any way, with the Company for the one-year period following the executive's termination of employment.

Transitional Retirement Agreement with Kevin Deardorff. On November 4, 2019, the Company entered into a transitional retirement agreement with Mr. Deardorff, effective November 1, 2019, in order to provide for the systematic succession and transition of his duties in anticipation of his ultimate retirement on June 30, 2021 (the "Retirement Date"). Pursuant to the Retirement Agreement, until December 31, 2019 Mr. Deardorff continued to serve as Executive Vice President, Retail Banking Administration, and currently he serves as Retail Banking Advisor, a non-executive advisory role under which his duties include advising Mr. Findlay and his successor, Stephanie R. Leniski, in her role of Senior Vice President, Retail Banking.

Under the terms of the Retirement Agreement, Mr. Deardorff is entitled to receive his current annual base salary of $253,000 until December 31, 2020. He is eligible to receive a salary of $126,500 between January 1, 2021 and the Retirement Date. Mr. Deardorff is also eligible to receive performance-based annual bonuses in 2020 and 2021 in accordance with the EIB Plan, with a target opportunity of 40% of his annual base salary then in effect. Any such bonus for 2021 will be prorated for the number of days in 2021 during which Mr. Deardorff is employed. Mr. Deardorff is also eligible to receive an LTI Plan Award for the 2020-2022 performance period, but he is not eligible for an award for the 2021-2023 performance period. The target number of shares for such award is 5,400 shares. Subject to the terms of the 2017 Equity Incentive Plan and any applicable award agreements, Mr. Deardorff will continue vesting in all outstanding equity awards until the Retirement Date, and upon his retirement on the Retirement Date, all outstanding awards will vest on a pro rata basis at 100% of realized performance for such period, based on the number of days during the performance period during which Mr. Deardorff is employed.

The Retirement Agreement provides that Mr. Deardorff's obligations and benefits thereunder will continue in force if, prior to the Retirement Date, Mr. Deardorff's employment is subject to a Termination (as defined in his Change in Control Agreement), or if Mr. Deardorff's employment is terminated on account of his death or Disability (as defined in the 2017 Equity Plan). The Company shall have no further obligations under the Agreement if, prior to the Retirement Date, it terminates Mr. Deardorff for Cause or if he resigns other than for Good Reason.

In exchange for these benefits, Mr. Deardorff must execute and not revoke a general release and waiver of claims against the Company within 21 days of the Retirement Date or his termination date. Mr. Deardorff also remains subject to the restrictive covenants set forth in his superseded Change in Control Agreement, which mirror restrictions in place for the other named executive officers except that duration of such covenants following Mr. Deardorff's termination of employment for any reason is five years.

CEO Pay Ratio

For our 2018 CEO Pay Ratio disclosure, we calculated our median employee as of December 31, 2017 payroll using our entire employee population. The compensation we used to determine our median employee was the same as that used in the summary compensation table for our named executive officers, including our CEO, with the exception of any positive pension earnings. As previously discussed, our pension plan was frozen in 2000 therefore this benefit is not available to employees hired since the plan was frozen, including

our CEO. This information is also not practicably available for the entire employee population. We annualized the salary of full-time employees hired during the year and the salary of part-time permanent employees hired during the year was annualized at their part-time rate. During 2019 our previously used median employee terminated, therefore for purposes of the 2019 median employee we used a current employee whose compensation was not materially different than the prior median employee, with total compensation less than $250 of that of the previous median employee. Based on this methodology, the total compensation of our median employee was $37,063. The total compensation of our CEO was $1,581,988 and the ratio of this to our median employee was 43:1.

Tax Deductibility of Compensation

Lakeland Financial seeks to maximize the tax deductibility of all elements of compensation. Section 162(m) of the Code will generally disallow a corporate tax deduction for compensation paid to certain officers in excess of $1 million, unless the compensation meets an exception as performance-based compensation and is paid pursuant to a written binding contract which was in effect prior to November 2, 2017 and which has not subsequently been materially modified. While we try to structure compensation plans and programs to ensure deductibility, we may approve compensation amounts that do not qualify for deductibility when we deem it to be in the best interest of Lakeland Financial.

PROPOSAL NO. 2—AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO PROVIDE SHAREHOLDERS THE RIGHT TO AMEND THE BYLAWS

Under the Indiana Business Corporation Law (the "IBCL"), an Indiana corporation's bylaws can be amended or repealed only by the corporation's board of directors, unless the corporation's articles of incorporation provide otherwise. Article IX, Section 4 of the Company's current Amended and Restated Articles of Incorporation reflects the relevant provisions of the IBCL and allows only the Board to make changes to the Bylaws.

The Board believes that the Company's shareholders should have the right to amend or repeal the Bylaws, and so has adopted an amendment to the Company's Amended and Restated Articles of Incorporation, which we refer to as the proposed charter amendment. If the proposed charter amendment is approved by the shareholders at the annual meeting, it would grant the shareholders the right to amend or repeal the Company's bylaws at any meeting of shareholders, by the affirmative vote of a majority of the votes entitled to be cast on the matter.

In particular, the proposed charter amendment would amend and restate Article IX, Section 4 of the Amended and Restated Articles of Incorporation to read as follows:

> By-Laws of the Corporation. The Board of Directors, by the affirmative vote of a majority of the actual number of directors elected and qualified from time to time, shall have the power, without the assent or vote of the shareholders to adopt, amend or repeal the By-Laws of the Corporation. Without limiting the foregoing, any provision of the By-Laws of the Corporation may be amended or repealed by the affirmative vote of a majority of the votes entitled to be cast by the shareholders on the matter at any meeting of the shareholders.

A marked version of the proposed charter amendment, showing the changes from the existing text, is set forth below:

> By-Laws of the Corporation. The Board of Directors, by the affirmative vote of a majority ~~vote~~ of the actual number of directors elected and qualified from time to time, shall have the power, without the assent or vote of the shareholders, to ~~make, alter~~ adopt, amend or repeal the By-Laws of the Corporation. Without limiting the foregoing, any provision of the By-Laws of the Corporation may be amended or repealed by the affirmative vote of a majority of the votes entitled to be cast by the shareholders on the matter at any meeting of the shareholders.

If the proposed charter amendment is approved by the shareholders, it will become effective upon the filing of an amendment to the Company's Amended and Restated Articles of Incorporation with the Secretary of State of the State of Indiana. If the proposal is not approved by our shareholders, no amendment will be filed with the Secretary of State of the State of Indiana and the proposed charter amendment will not become effective.

If a quorum is present and voting at the annual meeting, the affirmative vote of the holders of a majority of the shares having voting power and present at the annual meeting will be required for the approval of the proposed charter amendment. Abstaining from voting on this proposal, either in person or by proxy, will have the same effect as voting against the proposal. Broker non-votes will also have the same effect as voting against the proposal.

The Board recommends shareholders vote to approve the proposed charter amendment by voting "FOR" this proposal. Proxies properly signed and returned will be voted "FOR" this proposal unless shareholders specify otherwise.

PROPOSAL NO. 3 – ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Securities Exchange Act of 1934 as amended, as created by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and the rules and regulations promulgated thereunder require publicly traded companies, such as Lakeland Financial Corporation, to permit a separate shareholder vote to approve the compensation of executives as disclosed pursuant to the compensation rules of the SEC. In accordance with these requirements, we are providing shareholders with an advisory vote on the compensation of our executive officers at the 2020 annual meeting.

As described in more detail in the Compensation Discussion and Analysis section of this proxy statement, the overall objectives of Lakeland Financial's compensation programs have been to align executive officer compensation with the success of meeting long-term strategic operating and financial goals. Shareholders are urged to read the Compensation Discussion and Analysis section of this proxy statement, as well as the Summary Compensation Table and other related compensation tables and narrative disclosure that describe the compensation of our named executive officers in 2019. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the Compensation Discussion and Analysis section are effective in implementing our compensation philosophy and achieving its goals, and that the compensation of our executive officers in fiscal year 2019 reflects and supports these compensation policies and procedures.

The following resolution is submitted for shareholder approval:

"RESOLVED, that Lakeland Financial Corporation's shareholders approve, on an advisory basis, its executive compensation as described in the section captioned 'Compensation Discussion and Analysis' and the tabular disclosure regarding named executive officer compensation under 'Executive Compensation' contained in the Company's proxy statement, dated March 5, 2020."

Approval of this resolution requires the affirmative vote of a majority of the shares voted on this matter at the annual meeting. While this advisory vote on executive compensation, commonly referred to as a "say-on-pay" advisory vote, is required, it is not binding on our Board and may not be construed as overruling any decision by the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future compensation arrangements.

The Board recommends shareholders vote to approve the overall compensation of our named executive officers by voting "FOR" this proposal. Proxies properly signed and returned will be voted "FOR" this proposal unless shareholders specify otherwise.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in carrying out its oversight responsibilities for our financial reporting process, audit process and internal controls. The Company's management is responsible for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. The Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles and on the effectiveness of internal control over financial reporting.

The Audit Committee is governed by a charter. A copy of the committee's current charter is available on the Investor Relations section of the Company's website at www.lakecitybank.com. As of December 31, 2019, the committee was comprised solely of independent directors. Brian J. Smith has been designated by the Board as an audit committee financial expert as defined by the SEC.

The Audit Committee reviews with the internal auditors and the independent registered public accounting firm, with and without management present, the effectiveness of our system of internal controls and internal audit procedures; reports of bank regulatory agencies and monitoring of management's compliance with recommendations contained in those reports; actions by management on recommendations of the independent registered public accounting firm and internal auditors; and the audited financial statements.

The Audit Committee is also responsible for selecting, appointing and overseeing our independent registered public accounting firm. The Audit Committee performs an annual evaluation of the independent registered public accounting firm and the lead partner concerning the qualifications, performance and independence of the auditors by considering the quality and efficiency of the services provided by the auditors, the auditors' capabilities and the auditors' technical expertise and knowledge of the Company's operations and industry. The Audit Committee also participates in discussions of audit and audit related fees and approves all fees and services of the independent registered public accounting firm. Based on the outcome of the evaluation and discussions, the Audit Committee has appointed Crowe LLP as the Company's independent registered public accounting firm as of and for the period ending December 31, 2020.

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2019 with our management and Crowe LLP, our independent registered public accounting firm. The committee has also discussed with Crowe LLP the matters required to be discussed by Public Company Oversight Board AS16 (Auditing Standards Communications with Audit Committees) as well as having received and discussed the written disclosures and the letter from Crowe LLP required by the Public Company Accounting Oversight Board Rule 3526, communication with Audit Committees concerning independence.

Based on the review and discussions with management and Crowe LLP, the Audit Committee has recommended to the Board that the audited financial statements be included in our annual report on Annual Report on Form 10-K for the fiscal year ended December 31, 2019 for filing with the SEC.

Submitted by:


Robert E. Bartels, Jr.
Emily E. Pichon
Steven D. Ross
Brian J. Smith
Bradley J. Toothaker
Ronald D. Truex

Members of the Audit Committee


PROPOSAL NO. 4 – RATIFICATION OF CROWE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020

Shareholders are also being asked to ratify the appointment of Crowe LLP as our independent registered public accounting firm for the year ending December 31, 2020. If the appointment of Crowe LLP is not ratified by shareholders, the matter of the appointment of an independent registered public accounting firm will be considered by the Audit Committee and Board. Representatives of Crowe LLP are expected to be present at the annual meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions that may be asked by shareholders.

Fees Paid to Independent Registered Public Accounting Firm

	2019	2018
Audit Fees	$ 429,500	$ 415,000
Audit-Related Fees	116,995	57,970
Tax Fees	64,500	109,420
All Other Fees	0	0
Total	$ 610,995	$ 582,390

Audit Fees. Audit fees consist of the aggregate fees billed or expected to be billed by Crowe LLP for its audit of Lakeland Financial's annual financial statements for fiscal years 2019 and 2018, for its required reviews of our unaudited interim financial statements included in our Quarterly Reports on Form 10-Qs filed during fiscal 2019 and 2018, for the integrated audit of internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act and for consents and assistance with documents filed with the SEC.

Audit-Related Fees. Audit-related fees consist of the aggregate audit-related fees billed by Crowe LLP for fiscal years 2019 and 2018 for services which included employee benefit plan audits, captive insurance subsidiary audit and accounting and financial reporting-related consultations.

Tax Fees. Tax fees consist of the aggregate fees for tax-related services billed by Crowe LLP for fiscal years 2019 and 2018 for professional services rendered for tax compliance, tax advice and tax planning which included assistance with the preparation of Lakeland Financial's and subsidiaries' tax returns and guidance with respect to estimated tax payments and for assistance relating to maintaining a real estate investment trust and for assistance related to maintaining a captive insurance company.

All Other Fees. We did not incur any other fees from Crowe LLP for fiscal years 2019 and 2018 other than the fees reported above.

The Audit Committee, after consideration of the matter, does not believe the rendering of these services by Crowe LLP to be incompatible with maintaining Crowe LLP's independence as our independent registered public accounting firm.

Audit Committee Pre-Approval Policy

Among other things, the Audit Committee is responsible for appointing, setting compensation for and overseeing the work of the independent registered public accounting firm. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by Crowe LLP and all such services provided in 2018 and 2019 were pre-approved. These services include audit and audit-related services, tax services, and other services. Crowe LLP and management are required to periodically report to the Audit Committee regarding the extent of services provided by Crowe LLP in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis that the Audit Committee had not already specifically approved.

The Board recommends shareholders vote to ratify the appointment of Crowe LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020 by voting "FOR" this proposal. Proxies properly signed and returned will be voted "FOR" this proposal unless shareholders specify otherwise.

Michael L. Kubacki
Chairman of the Board of Directors

March 5, 2020
Warsaw, Indiana

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. ELECTION OF DIRECTORS:

Nominees	For	Against	Abstain		For	Against	Abstain
1a. Blake W. Augsburger	☐	☐	☐				
1b. Robert E. Bartels, Jr.	☐	☐	☐	1l. Ronald D. Truex	☐	☐	☐
1c. Darrianne P. Christian	☐	☐	☐	1m. M. Scott Welch	☐	☐	☐
1d. Daniel F. Evans, Jr.	☐	☐	☐	**The Board of Directors recommends you vote FOR proposals 2, 3 and 4.** For Against Abstain			
1e. David M. Findlay	☐	☐	☐	2. APPROVAL of an amendment to the Company's Amended and Restated Articles of Incorporation, which will grant our shareholders the right to amend the Bylaws of the Company.	☐	☐	☐
1f. Thomas A. Hiatt	☐	☐	☐				
1g. Michael L. Kubacki	☐	☐	☐	3. APPROVAL, by non-binding vote, of the Company's compensation of certain executive officers.	☐	☐	☐
1h. Emily E. Pichon	☐	☐	☐	4. RATIFY THE APPOINTMENT OF CROWE LLP as the Company's independent registered public accounting firm for the year ending December 31, 2020.	☐	☐	☐
1i Steven D. Ross	☐	☐	☐				
1j. Brian J. Smith	☐	☐	☐	**NOTE:** In accordance with their discretion upon all other matters that may properly come before said meeting and any adjournments or postponements of the meeting.			
1k. Bradley J. Toothaker	☐	☐	☐				

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report, Form 10-K is/are available at www.proxyvote.com .

- -

PROXY
FOR COMMON SHARES SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
LAKELAND FINANCIAL CORPORATION
TO BE HELD ON APRIL 14, 2020

The undersigned hereby appoints David M. Findlay and Michael L. Kubacki, or either one of them acting in the absence of the other, with power of substitution, attorneys and proxies, for and in the name and place of the undersigned, to vote the number of common shares that the undersigned would be entitled to vote if then personally present at the Annual Meeting of Shareholders, to be held at 4:30 p.m., local time, at The Embassy Theatre, located at 125 West Jefferson Blvd., Fort Wayne, Indiana 46802, on the 14th day of April, 2020, or any adjournments or postponements of the meeting, upon the matters set forth in the notice of annual meeting and proxy statement, receipt of which is hereby acknowledged, as follows:

THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED UNDER PROPOSAL 1 AND FOR PROPOSALS 2, 3 AND 4.

Continued and to be signed on reverse side

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